CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN REDACTED AS THEY ARE BOTH NOT MATERIAL AND ARE OF THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. THE COMPANY AGREES TO FURNISH SUPPLEMENTALLY AN UNREDACTED COPY OF THE EXHIBIT TO THE SEC UPON ITS REQUEST.

UNDERWRITING AGREEMENT

March 23, 2023

Fury Gold Mines Limited

1630 - 1177 West Hastings Street Vancouver, BC V6E 2K3

Attention: Tim Clark, Chief Executive Officer

Dear Sirs:

The undersigned, Haywood Securities Inc., as lead underwriter (the "Lead Underwriter"), along with Beacon Securities Limited, BMO Capital Markets and H.C. Wainwright & Co., LLC (collectively and including the Lead Underwriter, the "Underwriters") understand that Fury Gold Mines Limited (the "Company") proposes to issue and sell to the Underwriters on an underwritten basis (with a right to substitute purchasers) 6,076,500 Common Shares (as defined below) issued as "flow-through shares" within the meaning of the Tax Act (as defined below) (the "Flow- Through Shares") at a price of $1.44 per Flow-Through Share (the "Offering Price") for aggregate gross proceeds of $8,750,160.00.

In addition, the Company has granted to the Underwriters (in accordance with the respective percentages set forth in Section 8.1 of this Agreement) an option (the "Over-Allotment Option"), entitling the Underwriters (with a right to substitute purchasers) to purchase up to an additional 867,944 Flow-Through Shares (each, an "Additional Flow-Through Share") at the Offering Price, for aggregate gross proceeds of $1,249,839.36, assuming the full exercise of the Over- Allotment Option. The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole or in part, at any time, and from time to time for up to 48 hours prior the Closing Time (as hereinafter defined), at the sole discretion of the Underwriters. The offering of the Flow- Through Shares and any Additional Flow-Through Shares by the Company described in this Agreement is hereinafter referred to as the "Offering" and upon exercise of the Over-Allotment Option, "Flow Through Shares" shall also include the Additional Flow-Through Shares.

The Company has been informed that substituted purchasers of the Offered Securities (as defined below) may choose to subsequently dispose of some or all of the Offered Securities, including by: (i) donating Offered Securities to registered charitable organizations, who may sell such Offered Securities to purchasers arranged by the Underwriters at a re-offer price of $0.80 (the "Re-Offer Price"); or (ii) selling such Resale Shares to purchasers ("End Purchasers") arranged by the Underwriters at the Re-Offer Price ((i) and (ii) collectively, the "Resale Shares").

Where applicable, references to "Offered Securities" in this Agreement shall mean the Flow-Through Shares, the Resale Shares and the Additional Flow-Through Shares.

All of the Offered Securities will be distributed on a private placement basis pursuant to the LIFE (as hereinafter defined) to purchasers resident in the Selling Jurisdictions (as hereinafter defined) and will be freely tradeable upon issuance pursuant to applicable Canadian Securities Laws. The Flow-Through Shares will not be offered for sale in the United States. The Resale Shares may be offered for sale by the Underwriters to investors in the United States through its Financial Industry Regulatory Authority ("FINRA") registered broker-dealer affiliate pursuant to available exemptions from the registration requirements of the 1933 Act.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Underwriters, severally, and neither jointly nor jointly and severally, agree to purchase from the Company, in the percentages set forth in Section 8.1 of this Agreement, and, by its acceptance hereof, the Company agrees to sell to the Underwriters all but not less than all of the Flow-Through Shares at the Closing Time (as defined below) at the Offering Price. Although the offer to purchase the Flow-Through Shares is being made by the Underwriters, the Underwriters will endeavour to arrange for substituted purchasers (collectively, the "Substituted Purchasers") with the effect that such Substituted Purchasers will be the initial purchasers of the Flow-Through Shares.

To the extent that Substituted Purchasers purchase any Flow-Through Shares, the Underwriters shall not be obligated to purchase the Flow-Through Shares so purchased by such Substituted Purchasers and the obligation of the Underwriters to purchase the Flow-Through Shares, shall, upon completion and settlement of such sales, be reduced by an amount equal to the number of Flow-Through Shares purchased by such Substituted Purchasers from the Company.

Subject to applicable laws and without affecting the firm obligation of the Underwriters to purchase the Flow-Through Shares from the Company at the Offering Price in accordance with this Agreement, after the Underwriters have made reasonable efforts to sell all of the Flow- Through Shares offered hereby at the Offering Price, the offering price to the public may be decreased and further changed from time to time to an amount not greater than the Offering Price. Such decrease or other change in the offering price to the public will not affect the amount of the proceeds of the Offering of the Flow-Through Shares to the Company, or the amount of the Underwriters' Fee (as defined below) payable pursuant to Section 10.3. The Underwriters will promptly inform the Company if any offering price to the public is decreased or otherwise changed.

In consideration of the Underwriters' agreement to purchase the Flow-Through Shares and the other services to be rendered in connection with the Offering, the Company shall pay to the Lead Underwriter, for and on behalf of all of the Underwriters, a cash fee (the "Underwriters' Fee") in an amount equal to the sum of: (i) 6.0% of the gross proceeds received by the Company from the issue and sale of the Flow-Through Shares other than the gross proceeds raised from certain sales pursuant to a president's list (the "President's List Sales"); and (ii) 3.0% of the gross proceeds raised from President's List Sales, provided that gross proceeds for President's List sales shall not exceed $1,000,000.00 and the reduced Underwriter's Fee adjustment resulting therefrom shall be apportioned amongst the Underwriters pro rata as their interests appear herein.

The additional terms and conditions of this underwriting agreement (the "Agreement") are set forth below.

1. DEFINITIONS

1.1 In this Agreement, including any schedules forming a part of this Agreement:

(a) "Acts" means the Securities Acts or equivalent securities regulatory legislation of the Canadian Selling jurisdictions and "Act" means the Securities Act or equivalent securities regulatory legislation of a specified Canadian Selling jurisdiction;

(b) "Additional Flow-Through Shares" means the up to 867,944 Flow-Through Shares issuable if the Over- Allotment Option is exercised;

(c) "Ancillary Documents" means all agreements, certificates (including the certificates representing the Offered Securities), officer's certificates, notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering and/or pursuant to this Agreement;

(d) "Aggregate Flow-Through Subscription Price" means the aggregate gross proceeds from the sale and issue of the Flow-Through Shares;

(e) "Anti-Money Laundering Laws" has the meaning given to that term in Schedule 5.1 (mm);

(f) "Applicable Securities Laws" means Canadian Securities Laws and U.S. Securities Laws, collectively;

(g) "Canadian Securities Laws" means, collectively, and, as the context may require, the Acts and Regulations and the rules, policies, instruments, notices and orders issued by the applicable Regulatory Authorities;

(h) "Canadian Selling Jurisdictions" means all of the provinces of Canada, and such other jurisdictions to which the Underwriters and the Company may agree and "Canadian Selling Jurisdiction" means any one of them;

(i) "CEE" means an expense described in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act, or that would be described in paragraph (h) of that definition if the references therein to "paragraphs (a) to (d) and (f) to (g.4)" were a reference to "paragraph (f)", other than amounts which are (i) prescribed to be "Canadian exploration and development overhead expenses" for the purposes of paragraph 66(12.6)(b) of the Tax Act, (ii) Canadian exploration expenses to the extent of the amount of any assistance described in paragraph 66(12.6)(a) of the Tax Act, (iii) the cost of acquiring or obtaining the use of seismic data described in paragraph 66(12.6)(b.1) of the Tax Act, or (iv) any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of the term "expense" in subsection 66(15) of the Tax Act. With respect to a Purchaser that is a Québec Resident, it also means the expenses described in paragraph 395(c) of the Taxation Act (Québec), or that would be described in paragraph (d) in that section if the references therein to "paragraphs (a) to (b.1) and (c) to (c.5)" were a reference to "paragraph (c)", excluding (i) Canadian exploration expenses to the extent of the amount of any assistance described in paragraph 359.2(a) of the Taxation Act (Québec), (ii) amounts which are prescribed to constitute "Canadian exploration and development overhead expense" for purposes of subsection 359.2(b) of the Taxation Act (Québec), (iii) any expenditures described in paragraph 359.2(b.1) of the Taxation Act (Québec), and (iv) any expenses for prepaid services or rent that do not qualify in the definition of "outlay" or "expense" in paragraph 359(a) of the Taxation Act (Québec);

(j) "CEE Incurred in Québec Eligible for an Additional Deduction" means an expense described in Section 726.4.10 of the Taxation Act (Québec);

(k) "CFPOA" has the meaning given to that term in Schedule 5.1(kk) hereto;

(l) "Claim" has the meaning given to that term in Section 12.1;

(m) "Closing" and "Closing Date" have the meanings given to those terms in Section 10.1;

(n) "Closing Materials" has the meaning given to that term in subsection 6.1(r)(viii) hereto;

(o) "Closing Time" means 5:00 a.m. (Vancouver time) or such other time as may be agreed to by the Company and the Lead Underwriter, on behalf of the Underwriters on the Closing Date;

(p) "Commissions" means the securities regulatory authorities (other than stock exchanges) of the Canadian Selling Jurisdictions and "Commission" means the securities regulatory authority of a specified Canadian Selling Jurisdiction;

(q) "Commitment Amount" means the Aggregate Flow-Through Subscription Price paid by the subscribers of the Flow-Through Shares and received by the Company by the Closing Date for the subscription of the Flow-Through Shares;

(r) "Committee Bay Project" means the Company's Committee Bay Project located in Nunavut, Canada;

(s) "Committee Bay Technical Report" means that certain technical report entitled "Technical Report on the Committee Bay Project, Nunavut Territory, Canada" with an effective date of May 31, 2017;

(t) "Common Shares" means the common shares, without par value, in the authorized share structure of the Company;

(u) "Company" means Fury Gold Mines Limited, a company incorporated under the laws of the Province of British Columbia;

(v) "Company Contracts" has the meaning given to that term in Schedule 5.1(x) hereto;

(w) "Continuous Disclosure Materials" has the meaning given to that term in Schedule 5.1(j) hereto;

(x) "CRA" means the Canada Revenue Agency;

(y) "Distribution" (or "distribute" as derived therefrom or "distribution to the public") each has the meaning given to such term as defined in the Applicable Securities Laws;

(z) "Employee Plans" means any (i) pension, retirement, deferred compensation, savings, profit-sharing, stock option, stock purchase, bonus, incentive, vacation pay, severance pay, supplemental unemployment benefit, employee assistance, death benefit or other employee or post-retirement benefit plan, trust, arrangement, contract, agreement, policy or commitment (including any arrangement to provide pension benefits in excess of the maximum amounts which are allowed under the Tax Act to be provided through a registered pension plan) from which present or former employees, officers and directors, individuals working on contract with the Company or individuals providing services to the Company of a kind normally performed by employees benefit or have the potential to benefit, or (ii) group or individual insurance policy or coverage (including self-insured coverage) for accident and sickness or life insurance (including any individual insurance policy under which any present or former employee, officer or director of the Company, as applicable, is the named insured and as to which the Company makes premium payments, whether or not the Company is the owner, beneficiary or both of that policy), or other insured or covered expense reimbursement coverage, from which present or former employees, officers or directors of the Company benefit or have the potential to benefit;

(aa) "Environmental Laws" has the meaning given to that term in Schedule 5.1(hhh) hereto;

(bb) "Eau Claire Project" means the Company's Eau Claire Project located in Québec, Canada;

(cc) "Eau Claire Technical Report" means that certain technical report entitled "Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Québec, Canada" with an effective date of February 4, 2018;

(dd) "Eleonore South JV Agreement" means the amended and restated joint venture agreement between Eastmain Resources Inc. and Goldcorp Canada Inc. dated September 9, 2022;

(ee) "Eleonore South Project" means the Eleonore South Project located in Québec, Canada;

(ff) "FCPA" has the meaning given to that term in Schedule 5.1(kk) hereto;

(gg) "Financial Statements" means the Company's audited annual financial statements as at and for the years ended December 31, 2021 and 2020, comprised of the statements of financial position as at December 31, 2021 and December 31, 2020 and the statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and notes to the financial statements, including a summary of significant accounting policies, and the associated independent auditor's report, filed on March 23, 2022;

(hh) "FINRA" has the meaning given to that term on page 2 of this Agreement;

(ii) "Flow-Through Mining Expenditure" means "flow-through mining expenditures" within the meaning of subsection 127(9) of the Tax Act to the extent such expenditures are incurred or deemed to have been incurred on or before December 31, 2024 and, for greater certainty, those expenditures will be incurred by conducting mining exploration activities in Canada from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a "mineral resource" (as that expression is defined in the Tax Act) which is a base or precious metal deposit and which is not an expense in respect of:

A. trenching, if one of the purposes of the trenching is to carry out preliminary sampling (other than specified sampling),

B. digging test pits (other than digging test pits for the purpose of carrying out specified sampling), or

C. preliminary sampling (other than specified sampling);

(jj) "Flow-Through Shares" has the meaning given to that term on page 1 of this Agreement;

(kk) "Flow-Through Subscription Agreements" means the subscription agreements  for the Flow-Through Shares to be entered into by the Company and the FT Purchasers, substantially in the form attached as Schedule "B" to this Agreement;

(ll) "Follow-On Transaction" has the meaning given to that term in section 4.6(a) hereto;

(mm) "FT Purchasers" means those Substituted Purchasers who, as purchasers or beneficial purchasers, acquire the Flow-Through Shares by duly completing, executing and delivering the Flow-Through Subscription Agreements and any other required documentations;

(nn) "Governmental Authority" means governments, regulatory authorities, governmental departments, agencies, stock exchanges, commissions (including the Commissions and the SEC), bureaus, officials, ministers, crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(oo) "Governmental Licenses" has the meaning given to that term in Schedule 5.1(qq) hereto;

(pp) "Hazardous Materials" has the meaning given to that term in Schedule 5.1(hhh) hereto;

(qq) "IFRS" means International Financial Reporting Standards, as issued by the International Accounting Standards Board and as adopted by the Canadian Institute of Chartered Accountants;

(rr) "Indemnified Parties" has the meaning given to that term in section 12.1 hereto; (ss) "Intellectual Property" has the meaning given to that term in Schedule 5.1(nn) hereto;

(tt) "Investment Company Act" has the meaning given to that term in Schedule 5.1 (ffff);

(uu) "LIFE" means the exemption to the prospectus requirement in relation to a distribution by an issuer of a security of the issuer's own issue under Part 5A: Listed Issuer Financing Exemption of NI 45-106;

(vv) "Lead Underwriter" means Haywood Securities Inc.;

(ww) "Lien" means any mortgage, charge, pledge, hypothec, claim, security interest, assignment, lien (statutory or otherwise), defect, restriction on transfer, restrictive covenant or other encumbrance of any nature, including any arrangement or condition which, in substance, secures payment or performance of an obligation, or any contract or agreement to create any of the foregoing;

(xx) "Lock-Up Agreements" has the meaning given to that term in subsection 6.1(u) hereto;

(yy) "material adverse effect" means (i) the effect resulting from any event or change which is materially adverse to the business, affairs, capital, operations, property rights or assets, liabilities (contingent or otherwise) of the Company, or which event or change would reasonably be expected to have a significant negative effect on the market price or value of the Common Shares or (ii) any fact, event or change that would result in any Offering Document containing a misrepresentation;

(zz) "material change" means a material change in or relating to the Company for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of a Selling Jurisdiction, means a change in or relating to the business, operations or capital of the Company and its subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company and includes a decision to implement such a change made by the board of directors of the Company or by senior management who believe that confirmation of the decision by the board of directors of the Company is probable;

(aaa) "material fact" means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of a Selling Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company;

(bbb) "Material Properties" has the meaning given to that term in Schedule 5.1(tt) hereto;

(ccc) "Material Subsidiaries" means North Country Gold Corp., Eastmain Resources Inc. and Eastmain Mines Inc.;

(ddd) "misrepresentation" means a misrepresentation for the purposes of the Applicable Securities Laws of an Selling Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of a Selling Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

(eee) "Named Executive Officers" means as of the date of this Agreement, the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of the most recently  completed  financial  year  and  whose  total  salary  and  bonus  exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the Company's most recently completed financial year end;

(fff) "NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

(ggg) "NI 45-106" means National Instrument 45-106 - Prospectus Exemptions;

(hhh) "NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

(iii) "NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings;

(jjj) "NYSE American" means the NYSE American LLC;

(kkk) "Offered Securities" has the meaning given to that term on page 1 of this Agreement;

(lll) "Offering" has the meaning given to that term on page 1 of this Agreement; (mmm)"Offering Document" means the amended and restated offering document of the Company dated March 2, 2023, prepared in connection with the distribution of the Offered Securities under the LIFE and any amendment or restatement thereof;

(nnn) "Option Closing" means the purchase of Additional Flow-Through Shares contemplated upon the exercise of the Over-Allotment Option;

(ooo) "Over-Allotment Option" means the option to purchase the Additional Flow- Through Shares granted to the Underwriters as set out on page 1 of this Agreement;

(ppp) "Pre-Emptive Rights" means, collectively, the pre-emptive rights contained in the (i) investor rights and obligations agreement dated January 9, 2017 between GoldCorp Inc. and the Company (formerly Auryn Resources Inc.) and; (ii) letter dated May 26, 2017 from Eastmain Resources Inc. to La Société d'investissement dans la diversification de l'exploration société en commandite;

(qqq) "Prescribed Forms" means the forms prescribed from time to time under subsection 66(12.7) of the Tax Act and under the applicable provision of the Taxation Act (Québec), filed or to be filed by the Company within the prescribed time renouncing to the purchasers of Flow-Through Shares the Qualifying Expenditures incurred pursuant to the Flow-Through Subscription Agreements and all parts or copies of such forms required by the CRA or Revenu Québec, when applicable, to be delivered to the purchasers of Flow-Through Shares;

(rrr) "President's List Sales" has the meaning given to that term on page 2 of this Agreement

(sss) "Principal Business Corporation" means a "principal-business corporation" as defined in subsection 66(15) of the Tax Act;

(ttt) "Qualifying Expenditure" means expenses that are CEE and that when renounced to the Purchaser or where the Purchaser is a partnership, for the members of the partnership, will qualify as Flow-Through Mining Expenditures;

(uuu) "Québec purchaser" means a purchaser that is a Québec Resident and for which a Flow-Through Subscription Agreement providing for the renunciation of CEE by the Company pursuant to the Tax Act and the Taxation Act (Québec) has been executed;

(vvv) "Québec Resident" means an individual that is resident or subject to tax in the Province of Québec pursuant to the Taxation Act (Québec);

(www) "Québec Resources Credit" means the credit relating to mining, petroleum, gas or other resources provided for in Title e III, Chapter III.1, Division II.6.15 of Book IX of Part I of the Taxation Act (Québec);

(xxx) "Regulations" means the securities rules or regulations proclaimed under the Acts and "Regulation" means the securities rules or regulations proclaimed under a specified Act;

(yyy) "Regulatory Authorities" means collectively the Commissions, the SEC, NYSE American and the TSX;

(zzz) "Resale Shares" has the meaning given to that term on page 1 of this Agreement;

(aaaa) "Returns" has the meaning given to that term in Schedule 5.1(iii) hereto;

(bbbb) "Revenu Québec" means l'Agence du Revenu du Québec;

(cccc) "Re-Offer Price" has the meaning given to that term on page 1 of this Agreement;

(dddd) "Sanctions" has the meaning given to that term in Schedule 5.1(ll) hereto;

(eeee) "Sanctioned Country" has the meaning given to that term in Schedule 5.1(ll);

(ffff) "SEC" means the United States Securities and Exchange Commission;

(gggg) "SEDAR" means the System for Electronic Document Analysis and Retrieval;

(hhhh) "Selling Jurisdictions" means the Canadian Selling Jurisdictions and the United States;

(iiii) "Standard Listing Conditions" has the meaning given to that term in subsection 6.1(b) hereto;

(jjjj) "subsidiary" has the meaning given to that term in the Business Corporations Act (British Columbia) and includes the Material Subsidiaries, and "subsidiaries" means more than one of them;

(kkkk) "Substituted Purchasers" has the meaning given to that term on page 2 of this Agreement;

(llll) "Surface Mining CEE Incurred in Québec Eligible for an Additional Deduction" means an expense described in section 726.4.17.2 of the Taxation Act (Québec);

(mmmm) "Tax Act" means the Income Tax Act (Canada) and  the  regulations  thereunder as amended from time to time;

(nnnn) "Taxation Act (Québec)" means the Taxation Act (Québec), together with any and all regulations promulgated thereunder, and as amended, re-enacted or replaced from time to time, and including, where applicable, any specific proposals to amend the Taxation Act (Québec) publicly announced by the Québec Minister of Finance to be effective prior to the date hereof;

(oooo) "Termination Date" means December 31, 2024;

(pppp) "trade" has the meaning given to that term in the Securities Act (British Columbia); (qqqq) "TSX" means the Toronto Stock Exchange;

(rrrr) "Underwriters" has the meaning given to that term on page 1 of this Agreement;

(ssss) "Underwriters' Fee" has the meaning given to that term on page 2 of this Agreement;

(tttt) "United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(uuuu) "U.S. Affiliates" means the U.S. registered broker-dealer affiliates of the Underwriters;

(vvvv) "U.S. Exchange Act" means the United States Securities and Exchange Act of 1934, as amended;

(wwww) "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder; and

(xxxx) "U.S. Securities Laws" means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, including the rules and policies of the United States Securities and Exchange Commission and any applicable state securities laws.

1.2 All references to dollar figures in this Agreement are to Canadian dollars.

1.3 In this Agreement, where applicable and unless there is something in the subject matter or context inconsistent therewith: (i) any reference to a word or term defined in the Tax Act will include, for purposes of Québec income taxation, a reference to the equivalent word or term, if any, defined in the Taxation Act (Québec), (ii) any reference to the Tax Act or a provision thereof will include, for purposes of Québec income taxation, a reference to the Taxation Act (Québec) or the equivalent provision thereof, (iii) any reference to a filing or similar requirement imposed under the Tax Act will include, for purposes of Québec income taxation, a reference to the equivalent filing or similar requirement, where applicable, under the Taxation Act (Québec); provided that, if no filing or similar requirement is provided under the Taxation Act (Québec), a copy of any material filed under the Tax Act will be filed with Revenu Québec if required, and (iv) any reference to the CRA shall include, for purposes of Québec income taxation, a reference to Revenu Québec.

1.4 Where any representation or warranty contained in this Agreement is expressly qualified by reference to the "knowledge" of the Company, or where any other reference is made herein to the "knowledge" of the Company, it shall be deemed to refer to the actual knowledge of Tim Clark, Lynsey Sherry, Michael Henrichsen and Bryan Atkinson, after reasonable enquiry.

2. THE OFFERING

2.1 Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Flow-Through Shares, and by acceptance of this Agreement the Company agrees to sell to the Underwriters, and the Underwriters agree to purchase at the Closing Time on the Closing Date, all, and not less than all, of the Flow-Through Shares. The Underwriters acknowledge that, subject to the conditions contained in section 6 hereof being satisfied, the Underwriters shall become obligated to purchase or cause to be purchased all of the Flow-Through Shares . The Underwriters shall have the right to cause the Flow-Through Shares to be purchased by qualified Substituted Purchasers in the Canadian Selling Jurisdictions in place of the Underwriters in accordance with Applicable Securities Laws, and that the obligation of the Underwriters to purchase the Flow-Through Shares shall, upon completion and settlement of such sales, be reduced by an amount equal to the number of Flow-Through Shares purchased by such Substituted Purchasers from the Company.

2.2 The parties to this Agreement acknowledge that the Offered Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States except pursuant to the exemption from the registration requirement of the U.S. Securities Act afforded by Rule 144A thereunder and similar exemptions under applicable securities laws of any state of the United States. The Company understands and agrees that except as expressly contemplated herein, the Underwriters may not arrange for Substituted Purchasers or End Purchasers of the Offered Securities in the United States, and that the offer to purchase the Offered Securities in the United States is being made by the Underwriters, acting through its U.S. Affiliates, in accordance with this Agreement, on a private-placement basis to Qualified Institutional Buyers in the United States, it being understood and agreed that such sales do not trigger: (i) any obligation to prepare and file a prospectus, offering memorandum, registration statement or similar disclosure documents; or (ii) any registration or other obligation on the part of the Company including, but not limited to, any continuing obligation in that jurisdiction.

2.3 The Company hereby agrees to comply with all Applicable Securities Laws on a timely basis in connection with the Offering and undertakes to file, or cause to be filed, within the periods stipulated under Applicable Securities Laws, all forms, documents or undertakings required to be filed by the Company in connection with the issue and sale of the Offered Securities so that the distribution of the Offered Securities may lawfully occur without the necessity of filing a prospectus, a registration statement or other offering document with any Commission in the Selling Jurisdictions, and the Underwriters agrees to assist the Company in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering. All fees payable in connection with such filings shall be paid by the Company.

2.4 Neither the Company nor the Underwriters shall: (i) provide to prospective purchasers of the Offered Securities any document or other material that would constitute an offering memorandum or "future-oriented financial information" within the meaning of Applicable Securities Laws, except for the Offering Document; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Offered Securities, including but not limited to, causing the sale of the Offered Securities to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Offered Securities whose attendees have been invited by general solicitation or advertising.

3. OVER-ALLOTMENT OPTION

3.1 The Company hereby grants to the Underwriters the Over-Allotment Option to purchase, and to offer for sale to the public pursuant hereto the Additional Flow-Through Shares upon the terms and conditions set forth herein.

3.2 The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole, at any time, or in parts, from time to time, up to 48 hours prior to the Closing Time by the Lead Underwriter, on behalf of the Underwriters, giving written notice to the Company by such time, specifying the number of Additional Flow-Through Shares to be purchased on the Closing Date.

3.3 Following receipt of notice delivered in accordance with section 3.2, the Company agrees to issue and sell to the Underwriters and the Underwriters agree to purchase that number of Additional Flow-Through Shares requested in the notice of exercise of the Over- Allotment Option on the Closing Date.

4. DISTRIBUTION AND CERTAIN OBLIGATIONS OF THE UNDERWRITERS AND THE COMPANY

4.1 The Offering in Canada shall be completed pursuant to and in accordance with the LIFE and relying on the Offering Document. The Underwriters shall offer for sale and sell the Flow-Through Shares pursuant to the Offering in the Canadian Selling Jurisdictions in accordance with the terms of this Agreement, on a private placement basis in such a manner so as not to require registration thereof or filing of a prospectus, registration statement or similar disclosure document or imposing on the Company additional continuous reporting obligations under any Applicable Securities Laws, all in compliance with such Applicable Securities Laws, or otherwise require compliance with any continuous disclosure or reporting obligation in any jurisdiction outside of Canada.

4.2 The Company agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters. The Underwriters shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters.

4.3 The Underwriters, or other registered dealer or broker, will deliver to the Company Flow- Through Subscription Agreements in respect of the Flow-Through Shares purchased by FT Purchasers, excluding the Underwriters, or other registered dealer or broker, as agent for the FT Purchasers.

4.4 The Company and the Underwriters acknowledge and agree that, to the extent that the Underwriters or Substituted Purchasers purchase any of the Flow-Through Shares, any person to whom the Underwriters or Substituted Purchasers resell such Flow-Through Shares will not be eligible for the tax benefits available to Canadian resident purchasers under federal and provincial tax legislation.

4.5 Each Underwriter covenants, represents and warrants to the Company that it will comply, to the extent applicable to the Underwriters, with the rules and policies of the TSX and NYSE American and with Applicable Securities Laws in each Selling Jurisdiction in which it acts as Underwriter of the Company in connection with the Offering.

4.6 Follow-On Transactions:

(a) The Company understands that following the Closing, some or all of the Flow- Through Shares purchased by the Underwriters or Substituted Purchasers may be: (i) immediately sold by the FT Purchasers to third party End Purchasers; or (ii) donated by the FT Purchaser to one or more charities and subsequently may be sold to third party End Users by the charity or charities (the "Follow-On Transactions").

(b) The Underwriters acknowledge that the Company has limited knowledge of the Follow-On Transactions other than that they may or may not occur and that the Company will have no involvement or participation in any Follow-On Transactions, other than to register any transfer of securities required as a result and to report such transaction if and to the extent required by Applicable Securities Laws, and the Company makes no representation or warranty with respect to the tax effect any Follow-On Transaction may have on the status of the Offered Securities as "flow-through shares" or value for charitable donation for the purposes of the Tax Act.

(c) The Underwriters do not act, and will not purport to act, as agent or representative of the Company in connection with any Follow-On Transaction and services or activities, if any, performed by the Underwriters in connection with any Follow-On Transaction are excluded from this Agreement. The consideration payable to the Underwriters hereunder is for the Underwriter's services in respect of the offer and sale of the Flow-Through Shares only. The parties further acknowledge that the Company is not entitled, and will not become entitled, to receive any consideration in respect of any Follow-On Transaction that might occur.

(d) The Company shall not be liable or responsible for any breach of any covenant, representation given in this Agreement if the Flow-Through Shares are "prescribed shares" under regulation 6202.1(1) of the Tax Act as a result of the Follow-On Transactions or any other action taken by purchasers which cause the Flow- Through Shares to be or become "prescribed shares" within the meaning of regulation 6202.1 of the Tax Act.

5. REPRESENTATIONS AND WARRANTIES

5.1 Schedule 5.1 sets forth the representations and warranties of the Company to the Underwriters and the U.S. Affiliates, and the Company acknowledges that the Underwriters and the U.S. Affiliates are relying upon such representations and warranties in entering into this Agreement.

5.2 The representations and warranties of the Company contained in this Agreement shall be true at the Closing Date and they shall survive the completion of the Offering in accordance with section 15.6.

5.3 Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

(a) it is a valid and subsisting corporation appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder;

(b) it (or, in the case of Follow-On Transactions one of its U.S. Affiliates) is a registered securities dealer in each of the Selling Jurisdictions where Flow-Through Shares will be offered by it and in each jurisdiction where Follow-On Transactions will be effected by it; and

(c) it has good and sufficient right and authority to enter into this Agreement and complete the Offering on the terms and conditions set forth herein.

5.4 The Underwriters hereby covenant and agree with the Company as follows:

(a) the Underwriters will offer and sell Offered Securities to the public only in the Selling Jurisdictions or where they may lawfully be offered for sale upon the terms and conditions set forth in the Offering Document and this Agreement either directly or through other registered investment dealers and brokers; and

(b) the Underwriters will comply with Applicable Securities Laws in connection with the offer and sale and distribution of the Offered Securities.

5.5 The representations and warranties of the Underwriters contained in this Agreement shall be true at the Closing Time as though they were made at the Closing.

6. ADDITIONAL COVENANTS

6.1 The Company covenants and agrees with the Underwriters that it shall:

(a) fulfill all legal requirements to permit the creation, issue, offering and sale of the Offered Securities as contemplated in this Agreement including, without limitation, compliance with the Applicable Securities Laws of the Selling Jurisdictions to enable the Offered Securities to be offered for sale and sold to the Substituted Purchasers without the necessity of filing a prospectus or offering memorandum but in compliance with the requirements of the LIFE, in the Selling Jurisdictions;

(b) prior to the Closing Date, obtain the requisite acceptance or approval of the TSX and NYSE American for:

(i) the Offering; and

(ii) the conditional listing of the Offered Securities subject only to satisfaction by the Company of customary post-closing conditions imposed by the TSX and NYSE American in similar circumstances (the "Standard Listing Conditions") which the Company agrees to fully satisfy in a timely manner forthwith after the Closing;

(c) allow the Underwriters and their representatives the opportunity to conduct all due diligence which the Underwriters and their representatives may reasonably require to be conducted prior to the Closing Date and will make available its directors, senior management, technical advisors, audit committee, and legal counsel to conduct such procedures as are reasonably required and to answer the questions of the Underwriters in a due diligence session to be conducted prior to the Closing Date. The Closing of the Offering shall be conditional upon and subject to the Underwriters and their representatives being satisfied, in their sole discretion, with their due diligence;

(d) during the period prior to the completion of the distribution of the Offered Securities, promptly notify the Underwriters in writing of:

(i) any material change (actual, contemplated or threatened) in the business, affairs, operations, assets or liabilities (contingent or otherwise), financial position or capital or ownership of the Company or proposed ownership of the Company;

(ii) any change in any material fact disclosed in the Continuous Disclosure Materials; and

(iii) any material fact in respect of the Company or the Material Properties that had not been previously disclosed to the Underwriters; and

in the event any of (d)(i), (ii) or (iii), the Company shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under Applicable Securities Laws as a result of such fact or change. The Company shall in good faith discuss with the Underwriters any change in circumstances (actual or proposed within the knowledge of the Company) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this subsection and, in any event, prior to making any filing;

(e) incur Qualifying Expenditures in an amount equal to the Commitment Amount on or after the Closing Date and on or before the Termination Date in accordance with this Agreement and the Flow-Through Subscription Agreements and agrees to renounce to the purchasers of Flow-Through Shares, with an effective date no later than December 31, 2023, pursuant to subsection 66(12.6) of the Tax Act and in respect of Qualifying Expenditures incurred by the Company in 2023, in conjunction with subsection 66(12.66) of the Tax Act, Qualifying Expenditures incurred by the Company on or after the Closing Date and on or before the Termination Date, in an amount equal to the Commitment Amount;

(f) unless required to do so pursuant to subsection 66(12.73) of the Tax Act, not reduce the amount renounced to the purchasers of Flow-Through Shares pursuant to subsection 66(12.6) of the Tax Act. If the Company receives, or becomes entitled to receive, or may reasonably be expected to receive, any assistance which is described in the definition of "assistance" in subsection 66(15) of the Tax Act and the receipt of or entitlement or reasonable expectation to receive such assistance has or will have the effect of reducing the amount of Qualifying Expenditures validly renounced to the purchasers of Flow-Through Shares, the Company will incur additional Qualifying Expenditures using funds from sources other than the Commitment Amount in an amount equal to such assistance, such that the aggregate Qualifying Expenditures renounced to the applicable purchasers of Flow-Through Shares effective no later than December 31, 2023 pursuant to the terms of this Agreement and the Flow-Through Subscription Agreements will not be less than nor exceed the Commitment Amount;

(g) not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenditures to the purchasers of Flow-Through Shares in an amount equal to the Commitment Amount;

(h) if the Company does not renounce to the purchasers of Flow-Through Shares effective on or before December 31, 2023 Qualifying Expenditures equal to the Commitment Amount, indemnify and hold harmless the purchasers of Flow- Through Shares and each of the partners thereof if the purchasers of Flow-Through Shares are a partnership or a limited partnership (for the purposes of this paragraph each an "Indemnified Person") as to, and pay to the Indemnified Person on or before the 20th Business Day following the date the amount is determined but in any event no later than July 1, 2024, an amount equal to the amount of any tax (within the meaning of subparagraph (c) of the definition of "excluded obligation" in regulation 6202.1(5) of the Tax Act) payable under the Tax Act (and under the corresponding provincial legislation) by any Indemnified Person as a consequence of such failure. In the event that the amount renounced by the Company to the purchasers of Flow-Through Shares is reduced pursuant to subsection 66(12.73) of the Tax Act, the Company shall indemnify and hold harmless each Indemnified Person as to, and pay to the Indemnified Person on or before the 20th Business Day following the date the amount is determined, an amount equal to the amount of any tax (within the meaning of subparagraph (c) of the definition of "excluded obligation" in regulation 6202.1(5) of the Tax Act) payable under the Tax Act (and under the corresponding provincial legislation) by the Indemnified Person as a consequence of such reduction. This indemnity is in addition to and not in derogation of any other recourse, rights or remedies the purchasers of Flow- Through Shares may have against the Company. For certainty, the foregoing indemnity shall have no force or effect and the purchasers of Flow-Through Shares shall not have any recourse or rights of action to the extent that such indemnity, recourse, rights or remedies would otherwise cause the Flow-Through Shares to be "prescribed shares" within the meaning of regulation 6202.1 of the Tax Act;

(i) file with the CRA, within the time prescribed by subsection 66(12.68) of the Tax Act, the forms prescribed for the purposes of such legislation together with a copyof the Flow-Through Subscription Agreements or any "selling instrument" contemplated by such legislation and shall forthwith following such filing provide to the purchasers of Flow-Through Shares a copy of such form certified by an officer of the Company. The Company shall timely file with the CRA and with any applicable provincial tax authority any return required to be filed under Part XII.6 of the Tax Act (or any corresponding provision of applicable provincial law) in respect of the particular year, and will pay any tax or other amount owing in respect of that return on a timely basis;

(j) deliver to the purchasers of Flow-Through Shares, before March 1, 2024, the relevant Prescribed Forms (including form T101), fully completed and executed, renouncing to the purchasers of Flow-Through Shares, Qualifying Expenditures in an amount equal to the Commitment Amount with an effective date of no later than December 31, 2023, and such delivery shall constitute the authorization of the Company to the purchasers of Flow-Through Shares to file such Prescribed Forms with the relevant taxation authorities;

(k) the Company shall incur and renounce Qualifying Expenditures pursuant to the Flow-Through Subscription Agreement and all other agreements with other persons providing for the issue of shares which are "flow-through shares" as defined in subsection 66(15) of the Tax Act entered into by the Company on the Closing Date (collectively, the "Other Agreements") before incurring and renouncing CEE pursuant to any other agreement which the Company may subsequently enter into after the Closing Date with any Person with respect to the issue of Flow-Through Shares. If the Company is required under the Tax Act or otherwise to reduce Qualifying Expenditures previously renounced to the purchasers of Flow-Through Shares pursuant to the Flow-Through Subscription Agreement and unless a particular purchaser of Offered Securities would not be adversely affected or otherwise agrees, the reduction shall be made pro rata by the Commitment Amount of the purchaser of Offered Securities in relation to the aggregate Commitment Amount under this Subscription Agreement and the Other Agreements only after it has first reduced to the extent possible all Qualifying Expenditures renounced to persons (other than the purchasers of Offered Securities) under any agreements relating to shares which are "flow-through shares" as defined in subsection 66(15) of the Tax Act entered into after the Closing Date;

(l) upon the Company becoming aware of the fact that an amount purportedly renounced pursuant to the Flow-Through Subscription Agreements exceeds the amount that it is entitled to renounce under the Tax Act, notify the purchasers of Flow-Through Shares and comply with subsection 66(12.73) of the Tax Act, including the filing with the CRA of the statements contemplated therein, a copy of which will be sent concurrently to the purchasers of Flow-Through Shares;

(m) not: (i) renounce any Qualifying Expenditures in favour of any person other than the Purchaser and the other Purchasers who participate in the Offering, provided for certainty that nothing herein will preclude the Company from issuing additional flow-through shares at any time or from time to time after the Closing Date; or (ii) not enter into any other agreement which would prevent or restrict its ability to renounce Qualifying Expenditures to the purchasers of Flow-Through Shares in the amount of the Commitment Amount;

(n) maintain proper, complete and accurate accounting books and records relating to the Commitment Amount, the Qualifying Expenditures, the amounts renounced to the purchasers of Flow-Through Shares under this Agreement and the Flow- Through Subscription Agreements and all transactions relating to the Qualifying Expenditures. The Company shall retain all such books and records as may be required to support the renunciation of Qualifying Expenditures contemplated by this Agreement and the Flow-Through Subscription Agreements and, upon reasonable notice, shall make such books and records available for inspection and audit by or on behalf of the purchasers of Flow-Through Shares, at the purchaser of such Flow-Through Shares' sole expense;

(o) execute and file with the Securities Regulators, all forms, notices and certificates required to be filed by the Company pursuant to Applicable Securities Laws, in the time required by the Applicable Securities Laws, including for greater certainty, such Form 45-106F1s as are required pursuant to NI 45-106 and any other forms, notices and certificates set forth in the opinions delivered to the Underwriters pursuant to the closing conditions set forth herein, as are required to be filed by the Company;

(p) use its best efforts to maintain its status as a "reporting issuer" or the equivalent not in default in each of the Canadian Selling jurisdictions for a period of two years from the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a "reporting issuer" so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the TSX (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted);

(q) use its commercially reasonable best efforts to maintain the listing of its Common Shares on the TSX for a period of two years from the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be listed on the TSX (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted) so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the TSX (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted);

(r) deliver to the Underwriters and their legal counsel, as applicable on the Closing Date:

(i) such legal opinions of the Company's legal counsel (excluding U.S. legal counsel), addressed to the Underwriters and their legal counsel and dated as of the Closing Date in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule "A" and to such other matters as the Underwriters may reasonably require (and such counsel may rely upon or arrange for separate deliveries of opinions of local counsel where such counsel deems such reliance or delivery proper as to the laws of any jurisdiction other than British Columbia, Alberta, Ontario and Québec and may rely, as to matters of fact, on certificates of public officials and officers of the Company) relating to the trade and distribution of the Flow-Through Shares and the Additional Flow-Through Shares without restriction, and to such other matters as the Underwriters may reasonably require;

(ii) favourable legal opinions (in customary form) dated as of the Closing Date from counsel to the Company as to title matters in respect of the Eau Claire Project and Committee Bay Project, in form and substance acceptable to the Underwriters, acting reasonably;

(iii) a favourable legal opinion from the Company's counsel, in form and substance satisfactory to the Underwriters, regarding each of the Material Subsidiaries, with respect to the following: (i) the incorporation and existence of each Material Subsidiary under the laws of its jurisdiction of incorporation, (ii) as to the registered ownership of the issued and outstanding shares of each Material Subsidiary, and

(iii) that each Material Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;

(iv) a certificate of the Company signed by its Chief Executive Officer and Chief Financial Officer addressed to the Underwriters and their legal counsel and dated as of the Closing Date in form and content acceptable to the Underwriters, acting reasonably, certifying for and on behalf of the Company and not in their personal capacities that, to the actual knowledge of the persons signing such certificate, after having made due and relevant inquiry:

A. the Company has complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Date;

B. no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale or distribution of the Flow- Through Shares or any of the Company's issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened;

C. the Company is a "reporting issuer" or its equivalent under the securities laws of each of the Canadian Selling jurisdictions, and no material change relating to the Company has occurred since the date of this Agreement with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality; and

D. all of the representations and warranties made by the Company in this Agreement are true and correct as of the Closing Date with the same force and effect as if made at and as of the Closing Date after giving effect to the transactions contemplated hereby;

(v) certificates dated the Closing Date signed by the Chief Financial Officer of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale or distribution of the Flow-Through Shares, the grant of the Over- Allotment Option, the authorization of this Agreement, the listing of the Offered Securities on the TSX and NYSE American and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(vi) a certificate of status (or equivalent) for the Company and each Material Subsidiary dated within one (1) business day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(vii) a certificate of the registrar and transfer agent of the Common Shares, which certifies the number of Common Share issued and outstanding on the date prior to the Closing Date;

(viii) such other materials (the "Closing Materials") as the Underwriters may reasonably require and as are customary in an offering of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(ix) provide evidence satisfactory to the Underwriters of the conditional approval of the TSX and NYSE American of the listing and posting for trading on the TSX and NYSE American of the Flow-Through Shares, subject only to satisfaction of Standard Listing Conditions;

(s) from and including the date of this Agreement through to the completion of the distribution, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remains materially true and correct and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(t) during the period commencing on the Closing Date and ending on the date which is 90 days after the Closing Date, not, without the prior written consent of the Lead Underwriter, which consent will not be unreasonably withheld, directly or indirectly issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (except in conjunction with (i) under existing director or employee stock option, bonus orpurchase plans, as detailed in the Continuous Disclosure Materials; (ii) under director or employee stock options or bonuses granted subsequently in advance with regulatory approval; (iii) as a result of the exercise of currently outstanding share purchase warrants or options or previously scheduled property payments, or(iv) the exercise of the Pre-Emptive Rights in connection with the completion of the Offering;

(u) cause each of its directors and executive officers to enter into lock-up agreements (the "Lock-Up Agreements") in form and substance satisfactory to the Lead Underwriter evidencing their agreement to not, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters (which consent will not be unreasonably withheld), directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned or hereinafter acquired, directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, for a period of 90 days from the Closing Date other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Company;

(v) advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of the issuance by any Commission, the SEC, the TSX or NYSE American of any order having the effect of ceasing or suspending the distribution of the Offered Securities, or of the institution or, to the knowledge of the Company, threatening of any proceeding for any such purpose and, if any such order is issued, to obtain the withdrawal thereof as promptly as possible;

(w) not reproduce, disseminate, quote from or refer to any written or oral opinions, advice, analysis and materials provided by the Underwriters to the Company in connection with the Offering in whole or in part at any time, in any manner or for any purpose, without the Underwriters' prior written consent in each specific instance, and the Company shall and shall cause its affiliates, officers, directors, shareholders, agents and advisors (including those shareholders who have an advisory relationship with the Company and the directors, officers, and employees of such shareholders) to keep confidential the opinions, advice, analysis and materials furnished to the Company by the Underwriters and their counsel in connection with the Offering;

(x) promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect to this Agreement;

(y) during the period commencing on the date hereof and until completion of the distribution, promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters' counsel prior to issuance, provided that any such review will be completed in a timely manner;

(z) forthwith notify the Underwriters of any breach of any covenant of this Agreement or any Ancillary Documents by any party thereto, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement or any Ancillary Document is or has become untrue or inaccurate in any material respect; and

(aa) use the net proceeds of the Offering substantially in the manner set out in the Offering Document under the heading "How will we use the available funds?".

7. UNDERWRITERS' FEES AND EXPENSES

7.1 In consideration of the services to be rendered by the Underwriters to the Company under this Agreement, the Company agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriters' Fee.

7.2 Whether or not the purchase and sale of the Offered Securities shall be completed, all costs and expenses of or incidental to the sale and delivery of the Offered Securities and of or incidental to all matters in connection with the Offering shall be borne by the Company, and the Company shall reimburse the Underwriters for any and all expenses reasonably incurred by the Underwriters, including, without limitation and for greater certainty, the "out-of-pocket" expenses of the Underwriters and the fees and disbursements of Underwriters' legal counsel up to a maximum of $85,000.00, excluding applicable taxes and disbursements.

7.3 All fees, expenses and other payments under this Agreement shall be paid without giving effect to any withholding or deduction of any tax or similar governmental assessment. If the Company is required by law to deduct or withhold any amounts with respect to any such tax or assessment or if any such tax or assessment is required to be paid by the Underwriters or any of their affiliates as a result or arising out of this Agreement, the Company shall pay the Underwriters such additional amounts as shall be required so that the net amount received by the Underwriters from the Company after such deduction, withholding or payment shall equal the amounts otherwise payable to the Underwriters under this Agreement. If any Goods and Services Tax, Harmonized Sales Tax, and/or provincial sales taxes or other similar tax is payable with respect to the fees paid or payable to the Underwriters under this engagement, the Underwriters will add the amount of such tax to its invoice and the Company shall pay the Underwriters such tax.

8. UNDERWRITING PERCENTAGES

8.1 The obligations of the Underwriters hereunder, including the obligation to purchase the Flow-Through Shares and if the Over-Allotment Option is exercised, any obligation to purchase Additional Flow-Through Shares at the Closing Time shall be several, and not joint, and shall be limited to the percentages of the aggregate percentage of the Flow- Through Shares and if the Over-Allotment Option is exercised, the aggregate percentage of the Additional Flow-Through Shares set out opposite the name of each Underwriter below:

Haywood Securities Inc.	70%

Beacon Securities Limited	10%

BMO Capital Markets	10%

H.C. Wainwright & Co., LLC	10%
100%

8.2 In the event that any Underwriter shall at the Closing Time fail to purchase its percentage of the Offered Securities as provided in section 8.1 (a "Defaulting Underwriter") and the percentage of Offered Securities that has not been purchased by the Defaulting Underwriter represents 10% or less of the aggregate Offered Securities, the other Underwriters shall be severally, and not jointly, nor jointly and severally, obligated, to purchase all of the Offered Securities that the Defaulting Underwriter has failed to purchase; the Underwriters shall purchase such Offered Securities pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that the percentage of Offered Securities that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Offered Securities, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Offered Securities which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right shall purchase such Offered Securities, as applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised fully, the other Underwriters that are not in default shall not be obligated to purchase any of the Offered Securities in respect of which there has been a default and each such Underwriter shall have the right to either (i) terminate its obligations under this Agreement or (ii) proceed with the purchase of its percentage of Offered Securities as provided in section 8.1 and, in such case, the Company, shall sell such Offered Securities to the Underwriters in accordance with the terms of this Agreement. Nothing in this section shall oblige the Company to sell to the Underwriters less than all of the aggregate amount of the Flow-Through Shares. Nothing in this section shall relieve from liability to the Company any Underwriter which shall be so in default.

9. CONDITIONS PRECEDENT

9.1 The following are conditions to the obligations of the Underwriters to complete the Offering as contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Underwriters in their sole discretion:

(a) the Company will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering to permit the Company to complete its obligations hereunder;

(b) the Company will have, within the required time set out hereunder, delivered or caused the delivery of the required documents set forth in subsection 6.1(r) and other Closing Materials as the Underwriters may reasonably require in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(c) the Company shall have accepted the duly and fully completed Flow-Through Subscription Agreements with the FT Purchasers accompanied by the required subscription funds submitted to the Company as contemplated by the Offering;

(d) the Underwriters shall have received from the officers and directors, executed Lock-Up Agreements pursuant to section 6.1(u) of this Agreement, in favour of the Underwriters;

(e) the Underwriters not having exercised any rights of termination set forth in this Agreement;

(f) the Company will have, as of the Closing Date complied with all of its covenants and agreements contained in this Agreement;

(g) the representations and warranties of the Company contained in this Agreement will be true and correct as of the Closing Date in all material respects (except for those representations and warranties which are qualified by materiality which must be true and correct in all respects) as if such representations and warranties had been made as of the Closing Date; and

(h) if a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the underwriting terms and arrangements of the Offering.

10. CLOSING

10.1 The Company and the Underwriters shall cause the Closing to occur on March 23, 2023 or such other date as may be agreed by the Company and the Underwriters in writing (the "Closing Date"). The closing of the Offering under this Agreement (the "Closing") shall be completed by electronic exchange and/or release of original documents between the Vancouver offices of McMillan LLP, legal counsel to the Company and counsel to the Underwriters.

10.2 On the Closing, the Company shall issue and deliver to the Underwriters:

(a) one or more global certificates (in physical or electronic form as the Lead Underwriter may advise) representing the Flow-Through Shares in the names and denominations reasonably requested by the Underwriters; and

(b) the Company shall deliver to the Underwriters such documents set forth in subsection 6.1(r) as the Underwriters may request.

10.3 If the Company has satisfied all of its obligations under this Agreement that are required to be satisfied before or at the Closing Time, on the Closing the Underwriters shall pay to the Company by certified cheque for the aggregate gross proceeds of the Offering, less (i) the Underwriters' Fee and; and (ii) any costs and expenses owing to the Underwriters pursuant to section 7.2.

11. OPTION CLOSING

11.1 In the event the Over-Allotment Option is exercised, on the Closing Date, subject to the terms and conditions contained in this Agreement, the Company shall issue and deliver to the Underwriters in such locations that the Lead Underwriter advise the Company the certificates (in physical or electronic form as the Lead Underwriter may advise in the notice) representing the Additional Flow-Through Shares to be issued at the Option Closing in the names and denominations reasonably requested by the Underwriters.

11.2 The Option Closing shall occur on the same date as the Closing Date. .

11.3 At the Option Closing, the Company shall deliver to the Underwriters such documents set forth in subsection 6.1(r) as the Underwriters may request.

11.4 If the Company has satisfied all of its obligations under this Agreement that are required to be satisfied in respect of the Option Closing, on or before the Closing Date , the Underwriters shall pay to the Company by wire transfer or certified cheque the aggregate gross proceeds of the sale of the Additional Flow-Through Shares less an amount equal to (i) the Underwriters' Fee and, (ii) any costs and expenses owing to the Underwriter pursuant to section 7.2.

12. INDEMNITY

12.1 The Company agrees to indemnify and save harmless the Underwriters, their respective affiliates and their respective directors, officers, employees, partners, agents, and shareholders (collectively, the "Indemnified Parties" and individually, an "Indemnified Party") from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the "Claims"), which an Indemnified Party may incur or become subject to or otherwise involved in (in any capacity other than as a result of an acquisition of Flow-Through Shares by such Indemnified Party as principal) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the Offering whether performed before or after the Company's execution of the Agreement, and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim.

12.2 This indemnity shall not be available to any Indemnified Party in relation to any losses, expenses, claims, actions, damages or liabilities incurred by the Company are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted primarily from the Indemnified Party's breach of agreement, gross negligence, fraud or wilful misconduct.

12.3 In the event and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that an Indemnified Party was grossly negligent, fraudulent or guilty of wilful misconduct in connection with a Claim in respect of which the Company has advanced funds to the Indemnified Party pursuant to this indemnity, such Indemnified Party will reimburse such funds to the Company and thereafter this indemnity will not apply to such Indemnified Party in respect of such Claim. The Company agrees to waive any right the Company might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

12.4 If a Claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Company, the Indemnified Party will give the Company prompt written notice of any such Claim of which the Indemnified Party has knowledge and the Company will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify will not relieve the Company of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Company of substantive rights or defences.

12.5 No admission of liability and no settlement, compromise or termination of any Claim will be made without the Company's consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld; provided, however, that no consent of an Indemnified Party will be required if the Company has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise or termination includes an unconditional release of each Indemnified Party from any liability arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party. Notwithstanding that the Company will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a) employment of such counsel has been authorized in writing by the Company;

(b) the Company has not assumed the defence of the action within a reasonable period of time after receiving notice of the claim;

(c) the named parties to any such claim include both the Company and the Indemnified Party and the Indemnified Party will have been advised by counsel to the Indemnified Party that there may be a conflict of interest between the Company and the Indemnified Party; or

(d) there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Company;

in which case such fees and expenses of such counsel to the Indemnified Party will be for the Company's account, provided that the Company shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties. The rights accorded to the Indemnified Parties hereunder will be in addition to any rights an Indemnified Party may have at common law or otherwise.

12.6 If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or is insufficient to hold them harmless, the Company will contribute to the amount paid or payable by theIndemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Company or the Company's shareholders on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Company will in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any amount in excess of the fees actually received by any Indemnified Parties hereunder.

12.7 The Company hereby constitutes the Lead Underwriter as trustee for each of the other Indemnified Parties of the Company's covenants under this indemnity with respect to such persons and the Lead Underwriter agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

13. TERMINATION OF AGREEMENT

13.1 Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Company to comply with any such conditions in favour of the Underwriters shall entitle any of the Underwriters to terminate in accordance with section 13.2 its obligation to purchase the Offered Securities by written notice to that effect given to the Company prior to the Closing Time on the Closing Date. The Company shall use its best efforts to cause all conditions in this Agreement to be satisfied. It is understood each Underwriter may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to its rights in respect of any subsequent breach or non-compliance, provided that to be binding on an Underwriter, any such waiver or extension must be in writing and signed by the Underwriter.

13.2 In addition to any other remedies which may be available to the Underwriters, each of the Underwriters shall have the right to terminate its obligations under this Agreement including its obligation to purchase Offered Securities upon delivery of written notice to the Company at any time up to the Closing of the Offering if:

(a) there shall be any material change or change in a material fact, or there should be discovered any previously undisclosed material fact required to be disclosed in the Offering Document which, in the reasonable opinion of the Underwriters (or any one of them), has or would reasonably be expected to result in a material adverse effect on the market price or value of the Flow-Through Shares;

(b) (i) there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism, pandemic, plague or accident) or major financial occurrence of national or international consequence, including by way of COVID-19 and/or the Russian Federation's invasion of Ukraine (only to the extent that there are material adverse developments related thereto after the date hereof), or a new or change in any law or regulation which in the reasonable opinion of the Underwriters (or any one of them), significantly and adversely affects or would reasonably be expected to significantly and adversely affect the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company; (ii) any inquiry, action, suit, proceeding or investigation (whetherformal or informal) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Company or any of its principal shareholders where a material wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the TSX and NYSE American) or the Commissions or the SEC which involves a finding of wrong-doing that significantly and adversely affects or would reasonably be expected to significantly and adversely affect the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company; (iii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Flow-Through Shares or any other securities of the Company is made or threatened by the Commissions or the SEC; or

(c) the Company is in breach of, default under or non-compliance with any material term, condition or covenant of this Agreement that cannot be cured prior to the Closing Date or any material representation or warranty given by the Company in this Agreement becomes or is false and cannot be cured prior to the Closing Date.

13.3 The Underwriters shall make reasonable commercial efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in section

13.2 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise their rights under section 13.2 at any time prior to or at the Closing Time on the Closing Date.

13.4 The rights of termination contained in this section 13 may be exercised by any Underwriters giving written notice thereof to the Company and the Lead Underwriter at any time prior to the Closing Time and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise.

13.5 If the obligations of an Underwriter are terminated under this Agreement pursuant to these termination rights, the Company's liabilities to the Underwriter shall be limited to the Company's obligations under subsection 6.1(v), section 6.1(aa), section 12 and section 13.

14. RELATIONSHIP WITH THE TMX GROUP LIMITED

14.1 The Company hereby acknowledges that certain of the Underwriters or their affiliates may own or control an equity interest in TMX Group Limited ("TMX Group") and may have a nominee director serving on the TMX Group's board of directors. As such, such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSX and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

 15. GENERAL

15.1 Any notice to be given hereunder shall be in writing and may be given by electronic delivery or by hand delivery and shall, in the case of notice to the Company, be addressed and delivered electronically or by hand to:

Fury Gold Mines Limited

Suite 1630 - 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3

Attention: [REDACTED]
Email: [REDACTED]

with a copy (which shall not constitute notice) sent to:

McMillan LLP

1055 West Georgia Street, Suite 1500
Vancouver, British Columbia V6E 4N7

Attention: [REDACTED]
Email: [REDACTED]

 and in the case of the Underwriters, be addressed and delivered to each of:

If to the Lead Underwriter, addressed and sent to:

Haywood Securities Inc.

200 Burrard Street, Suite 700
Vancouver, British Columbia V6C 3L6

Attention: [REDACTED]
Email: [REDACTED]

If to Beacon Securities Limited, addressed and sent to:

Beacon Securities Limited

66 Wellington Street West, Suite 4050
Toronto, Ontario M5K 1H1

Attention: [REDACTED]

Email: [REDACTED]

If to BMO Capital Markets, addressed and sent to:

BMO Capital Markets
First Canadian Place, 5th Floor

100 King Street West
Toronto, Ontario M5X 1H3

Attention: [REDACTED]

Email: [REDACTED]

If to H.C. Wainwright & Co., LLC, addressed and sent to:

430 Park Avenue, 3rd Floor
New York, New York 10022

Attention: [REDACTED]

Email: [REDACTED]

with a copy (which shall not constitute notice) sent to:

Osler Hoskin & Harcourt LLP
1055 West Hastings Street, Suite 1700
Vancouver, British Columbia V6E 2E9

Attention: [REDACTED] and [REDACTED]
Email: [REDACTED] ; [REDACTED]

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

15.2 Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement.

15.3 The forbearance or failure of one of the parties hereto to insist upon strict compliance by the other with any provision of this Agreement, whether continuing or not, shall not be construed as a waiver of any rights or privileges hereunder. No waiver of any right or privilege of a party arising from any default or failure hereunder of performance by the other shall affect such party's rights or privileges in the event of a further default or failure of performance.

15.4 This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the "bought deal" bid letter dated March 1, 2023, as amended.

15.5 The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

15.6 Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of the Company herein contained, or contained in, documentssubmitted or required to be submitted pursuant to this Agreement, shall survive the purchase by the Underwriters of the Flow-Through Shares and any Additional Flow- Through Shares and shall continue in full force and effect, regardless of the closing of the sale of Flow-Through Shares and any Additional Flow-Through Shares and regardless of any investigation which may be carried on by the Underwriters, or on their behalf, subject only to the applicable limitation period prescribed by law. For greater certainty, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations, including those provided for in section 12, shall survive and continue in full force and effect, subject only to the applicable limitation period prescribed by law.

15.7 The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Flow-Through Shares contemplated hereby. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm's length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Flow-Through Shares, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the Offering or any matters leading up to the Offering, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to the Offering and that any opinions or views expressed by the Underwriters to the Company regarding the Offering, including, but not limited to, any opinions or views with respect to the price or market for the Flow- Through Shares, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters). The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with Offering or any matters leading up to the Offering.

15.8 The Lead Underwriter is hereby authorized by each of the other Underwriters to act on its behalf and the Company shall be entitled to and shall act on any notice, waiver or extension given hereunder by the Lead Underwriter or agreement entered into by or on behalf of the Underwriters by the Lead Underwriter, which represents and warrants that it has irrevocable authority to bind the Underwriters with respect to all matters contained herein, except in respect of any waiver of a condition of closing contained in section 9, which waiver must be signed by all the Underwriters; any extension of any time requirement contained herein, which extension must be signed by all the Underwriters; any consent to a settlement pursuant to section 12, which consent shall be given by the Indemnified Party; a notice of termination pursuant to section 13, which notice may be given by any of the Underwriters exercising such right; or any waiver pursuant to section 13.1, which waivermust be signed by all the Underwriters. The Lead Underwriter shall, where practicable, consult with the other Underwriters concerning any matter in respect of which they act as representatives of the Underwriters.

15.9 In connection with the distribution of the Offered Securities, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

15.10 No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

15.11 The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

15.12 This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

15.13 This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein.

15.14 The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

15.15 The parties may sign this Agreement as many counterparts as may be deemed necessary and may be delivered by facsimile, portable document format ("pdf") or other electronic means all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

15.16 The Underwriters hereby acknowledge that they have consented that this Agreement and all documents evidencing or relating in any way to the purchase be drawn up in the English language only. Nous reconnaissons par les présentes avoir consenti que tous les documents faisant foi ou se rapportant de quelque manière à notre achat soient rédigés en anglais seulement.

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Company and the Underwriters enforceable in accordance with its terms.

Yours truly,

HAYWOOD SECURITIES INC.

By:	"Kevin Campbell"
Name: Kevin Campbell
Title: Managing Director, Investment Banking

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

BEACON SECURITIES LIMITED

By:	"Daniel Belchers"
Name: Daniel Belchers
Title: Managing Director, Investment Banking

BMO CAPITAL MARKETS

By:	"Ilan Bahar"
Name: Ilan Bahar
Title: Managing Director and Co-Head, Global Metals and Mining

H.C. WAINWRIGHT & CO., LLC

By:	"Edward D. Silvera"
Name: Edward D. Silvera
Title: Chief Operating Officer

The foregoing is accepted and agreed to, effective as of the date appearing on the first page of this Agreement.

FURY GOLD MINES LIMITED

By:	"Lynsey Sherry"
Name: Lynsey Sherry
Title: Chief Financial Officer

SCHEDULE 5.1
REPRESENTATIONS AND WARRANTIES

(a) the Company and each of the Material Subsidiaries is duly incorporated and validly existing and in good standing under the laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Company or any Material Subsidiary;

(b) the Company owns, directly or indirectly, (i) all of the equity interests of the Material Subsidiaries free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Material Subsidiaries are validly issued and are fully paid, non-assessable and free of pre-emptive and similar rights; and (ii) 59,504,590 common shares of Dolly Varden Silver Corp. ("Dolly Varden"), which are held by the Company free and clear of any lien, charge, security interest or encumbrance and any right of first refusal or other restriction other than as set forth in the investor rights agreement dated February 25, 2022 between the Company and Dolly Varden (as available on SEDAR), and Dolly Varden has represented to the Company that such shares have been validly issued and are fully paid, non-assessable shares in the capital of Dolly Varden and have been issued to the Company in compliance with pre-emptive and similar rights;

(c) neither the Company nor any of the Material Subsidiaries is: (i) in violation of its constating documents or similar organizational documents; (ii) in violation or default, and no event has occurred that, with notice or lapse of time or both, would constitute such a violation or default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of the Material Subsidiaries is a party or by which the Company or any of the Material Subsidiaries is bound or to which any of the property or assets of the Company or any of the Material Subsidiaries are subject; or (iii) in violation of any laws, except in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, have a material adverse effect. To the Company's knowledge, no other party under any material agreements, contracts, arrangements or understandings (written or oral) to which it or any of the Material Subsidiaries is a party is in violation or default in any respect thereunder where such violation or default would have a material adverse effect;

(d) the Company (i) is a reporting issuer (within the meaning of applicable Canadian Securities Laws) or the equivalent in all the provinces and territories of Canada, (ii) is not in default of any of the requirements of the applicable Canadian Securities Laws of the Canadian Selling jurisdictions, (iii) is eligible to rely on the LIFE, as enumerated in Part 5A: Listed Issuer Financing Exemption of NI 45-106, in connection with the distribution of the Offered Securities; and (iv) the Company has not raised any funds pursuant to the LIFE during the 12 months immediately preceding the date of the news release announcing the Offering;

(e) the Offering Document complies with all applicable requirements of applicable Canadian Securities Laws, including NI 45-106, and has been filed with each of the Commissions;

(f) the Common Shares are listed for trading on the TSX and NYSE American and the Company is not in default of any of the listing requirements of the TSX and NYSE American applicable to the Company;

(g) at the date hereof, the authorized share structure of the Company consists of an unlimited number of Common Shares of which, as of the date of this Agreement, 139,470,950 Common Shares were issued and outstanding as fully paid and non- assessable shares in the authorized share structure of the Company;

(h) at the date hereof, there are: (i) 11,733,213 stock options of the Company issued and outstanding, each exercisable to acquire one common share of the Company; and (ii) 7,461,450 common share purchase warrants of the Company issued and outstanding, each exercisable to acquire one common share of the Company;

(i) other than the Pre-Emptive Rights or as described in 5.1(h) above, no Person has any agreement or option or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of any unissued Common Shares;

(j) all documents previously published or filed by the Company with the Regulatory Authorities (the "Continuous Disclosure Materials") on or after January 1, 2022 contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with Applicable Securities Laws and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed under Applicable Securities Laws;

(k) all of the material transactions of the Company and each Material Subsidiary have been promptly and properly recorded or filed in or with its books or records and its minute books contain, in all material respects all of its material transactions, all records of the meetings and proceedings of its directors, shareholders and other committees, if any, since incorporation;

(l) the Company has the requisite corporate power, authority and capacity to enter into this Agreement, and to perform its obligations hereunder;

(m) this Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement hereof and thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of general equitable principles, including the limitation that rights of indemnity, contribution and waiver may be limited by applicable laws;

(n) the rights, privileges, restrictions, conditions and other terms attaching to the common shares of the Company will, at the Closing Time, conform in all material respects to the description thereof contained in the Offering Document;

(o) the Financial Statements have been prepared in conformity with IFRS, consistently applied throughout the periods involved, and comply as to form in all material respects with the applicable accounting requirements of Canadian Securities Laws. Such Financial Statements present fairly in all material respects the financial position, financial performance and cash flows of the Company on a consolidated basis as at the dates and for the periods of such Financial Statements;

(p) no forecast, budget or projection provided by or on behalf of the Company to the Underwriters contains any misrepresentation and such forecasts, budgets and projections were prepared in good faith, disclosed all relevant assumptions and contain reasonable estimates of the prospects of the business;

(q) all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and Employee Plans payments of the Company have been recorded in conformity, in all material respects, with IFRS and comply in all material respects as to form with the applicable accounting requirements of Applicable Securities Laws, and are reflected on the books and records of the Company. There are no outstanding violations or defaults under the Company's Employee Plans nor any actions, suits, claims, trials, demands, investigations, arbitration proceedings or other proceedings pending or threatened with respect to any of the Company's Employee Plans that would, individually or in the aggregate, have a material adverse effect. The execution, delivery and performance of this Agreement by the Company will not constitute an event or condition under any Employee Plan that entitles any employee or former employee to a payment, promise of payment, acceleration of vesting or any other benefit to which that individual would not otherwise be entitled;

(r) neither the Company nor any Material Subsidiary has any outstanding debentures, notes, mortgages or other indebtedness;

(s) neither the Company nor any Material Subsidiary has, or on the Closing Date will have, incurred any material liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding, except: (i) as disclosed or contemplated in the Continuous Disclosure Materials; or (ii) as incurred in the ordinary course of business and which do not, individually or in the aggregate, have a material adverse effect;

(t) except as disclosed in the Continuous Disclosure Materials, since September 30, 2022, (i) there has not been any change in the share capital, long-term debt, financial condition or operations of the Company or any Material Subsidiary other than changes in the ordinary course of business or as disclosed in the Offering Document; (ii) the business of the Company and each Material Subsidiary has been carried on in the ordinary course; (iii) none of the property or assets of the Company or any Material Subsidiary has been transferred, assigned, sold, distributed,distributed by way of dividend or otherwise disposed of other than in the ordinary course of business; and (iv) neither the Company nor any Material Subsidiary has cancelled any debts or entitlements other than in the ordinary course of business;

(u) to the knowledge of the Company, Deloitte LLP is independent in accordance with the rules of professional conduct applicable to auditors in Canada, the Applicable Securities Laws, and the rules of the Public Company Accounting Oversight Board (United States), and there has not been any reportable event (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) with such auditors with respect to audits of the Company;

(v) the Company has established and maintains a system of disclosure controls and procedures (as such term is defined in Rule 13a-15(e) of the U.S. Exchange Act and Canadian Securities Laws) designed to ensure that information required to be disclosed by it under Applicable Securities Laws will be recorded, processed, summarized and reported within the time periods specified in the Applicable Securities Laws. Such disclosure controls and procedures will include controls and procedures designed to ensure that information required to be disclosed will be accumulated and communicated to the management of the Company, including the chief executive officer and the chief financial officer, as appropriate to allow timely decisions regarding required disclosure and to the knowledge of the Company such disclosure controls and procedures are and will be effective;

(w) the Company has established and maintains a system of internal accounting controls and internal control over financial reporting which is designed to be effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company believes that the Company's internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act and Canadian Securities Laws) is effective and as of the date hereof, the Company has no knowledge of any "material weaknesses" in its internal control over financial reporting (as defined in NI 52-109);

(x) neither the Company nor any Material Subsidiary in material violation or material default of, nor will the execution of this Agreement, and the performance by the Company of its obligations hereunder and thereunder, result in any material breach or material violation of, or be in conflict with, or constitute a material default under, or create a state of facts which after notice or lapse of time, or both, would constitute a material default under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the imposition of any Lien upon any property or assets of the Company or any of the Material Subsidiaries pursuant to (i) any resolution of the directors or shareholders of the Company or any Material Subsidiary; or (ii) any contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease (including for real property) or licence to which the Company or any Material Subsidiary is a party or bound or to which any of the business, operations, property or assets of the Company or any Material Subsidiary is subject including,, without limitation, the Eleonore South JV Agreement (collectively "Company Contracts");

(y) there are no business relationships, related-party transactions or off-balance sheet transactions involving the Company, any Material Subsidiary or any other person required to be described in the Continuous Disclosure Materials that are required to be described under Applicable Securities Laws which have not been described therein;

(z) all material Company Contracts have been made available to the Underwriters in the Company's data room, and all material Company Contracts are valid and binding obligations of the Company or the applicable Material Subsidiary and are in good standing; and (i) no event of default or event which after the giving of notice or the lapse of time or both would constitute an event of default, has occurred and is outstanding under any material Company Contracts; (ii) the Company has no knowledge of any default by the other parties to each material Company Contract; and (iii) neither the Company nor any Material Subsidiary has waived any material rights under any material Company Contract;

(aa) the Company has complied with its obligations under the Pre-Emptive Rights in connection with the Offering and there is no requirement to obtain a consent, approval or waiver of a party under any Company Contract in respect of any of the transactions contemplated by this Agreement, other than such consents, approvals and waivers as have been obtained by the Company as at the date hereof;

(bb) no Commission, stock exchange (including the TSX or NYSE American) or comparable authority has issued any order preventing or suspending the use of the Offering Document, nor instituted proceedings for that purpose and no such proceedings are pending or, to the knowledge of the Company, contemplated or threatened;

(cc) Computershare Investor Services Inc. is duly appointed as registrar and transfer agent for the common shares;

(dd) there is no litigation, arbitration or governmental or other proceeding, suit or investigation at law or in equity before any court or arbitrator or before or by any federal, provincial, state, municipal or other governmental or public department, commission, board, agency or body, domestic or foreign, in progress, pending or, to the knowledge of the Company, threatened against, or involving the assets, properties or business of, the Company or any Material Subsidiary which is material or which would adversely affect the consummation of the transactions contemplated by this Agreement in any material respect or the performance by the Company of its obligations hereunder;

(ee) (i) the Company and each Material Subsidiary is in compliance in all material respects with the provisions of applicable federal, provincial, state, local and foreign laws and regulations respecting employment; (ii) no labour dispute with the employees of the Company or any Material Subsidiary exists or is pending or, to the knowledge of the Company, threatened or imminent, and the Company has no knowledge of any existing or imminent labour disturbance by the employees of the Company or any Material Subsidiary's principal suppliers and contractors, which in either case, may have or result, individually or in the aggregate, in a material adverse effect; (iii) the labour relations of the Company are satisfactory; and (iv) no collective agreement or collective bargaining agreement or modification thereof has expired and none is currently being negotiated by the Company or any Material Subsidiary;

(ff) no supplier of the Company or any Material Subsidiary has notified the Company or any Material Subsidiary in writing, and to the knowledge of the Company, there is no reason to believe, that any such supplier will not continue dealing with the Company or any Material Subsidiary on substantially the same terms as presently conducted, subject to changes in pricing and volume in the ordinary course;

(gg) the Company and each Material Subsidiary has obtained and maintains in good standing all approvals and exemptions necessary for the operation of its business under applicable laws, except where the failure to obtain or maintain such approvals and exemptions would not have a material adverse effect;

(hh) except as described in the Continuous Disclosure Materials (including  the documents incorporated by reference therein), there are no bonuses, distributions or salary payments which will be payable, outside the ordinary course of business by the Company or a Material Subsidiary, to any executive officer or director of the Company or any Material Subsidiary after the Closing Date relating to their employment with, or services rendered to, the Company or any Material Subsidiary prior to the Closing Date;

(ii) other than usual and customary health and related benefit plans for employees, the Continuous Disclosure Materials disclose to the extent required by Applicable Securities Laws each Employee Plan, each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(jj) (i) there are no workers' compensation claims pending against the Company or any Material Subsidiary; and (ii) to the knowledge of the Company (A) none of the executive officers of the Company described in the Continuous Disclosure Materials has any plans to terminate his or her employment, (B) none of the executive officers of the Company described in the Continuous Disclosure Materials is subject to any secrecy or non-competition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such executive officer to carry out fully all activities of such executive officer in furtherance of the Company's business, and (C) none of the executive officers of the Company described in the Continuous Disclosure Materials or any other employee or former employee of the Company has any claim with respect to any Intellectual Property rights of the Company or any Material Subsidiary;

(kk) none of the Company, any Material Subsidiary or any director or officer of the Company or any Material Subsidiary or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or Material Subsidiary, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA") or the Corruption of Foreign Public Officials Act (Canada) (the "CFPOA") or any applicable law of similar effect of another jurisdiction, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

(ll) neither the Company nor any Material Subsidiary, nor, to the knowledge of the Company, any director or officer of the Company or any Material Subsidiary, any agent, employee or representative of the Company or Material Subsidiary, affiliate or other person associated with or acting on behalf of the Company or any Material Subsidiary is currently subject to any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a "specially designated national" or "blocked person"), the United Nations Security Council, the European Union, Her Majesty's Treasury or other relevant sanctions authority (collectively, "Sanctions"), nor is the Company or any Material Subsidiary located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, Sudan, Burma, North Korea, Syria, Russia, the Crimea region of Ukraine, the so-called Donetsk People's Republic, the so-called Luhansk People's Republic and any other territory or region of Ukraine currently under the asserted control of Russia, recognized by Russian, or subject to territorial claims by Russia (each, a "Sanctioned Country"); and the Company will not directly or indirectly use the proceeds of the offering of the Offered Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions; (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and any subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country;

(mm) (i) the operations of the Company and the Material Subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the "Anti-Money Laundering Laws") and no action, suit or proceeding by or before any court, governmental authority or arbitrator involving the Company or any Material Subsidiary with respect to Anti- Money Laundering Laws is pending or, to the best knowledge of the Company, threatened and (ii) None of the Company or any Material Subsidiary, to the knowledge of the Company, any director or officer of the Company or any Material Subsidiary, any agent, employee, affiliate or other person acting on behalf of the Company or any Material Subsidiary has (A) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (B) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada of any jurisdiction thereof;

(nn) (i) the Company and each Material Subsidiary, owns or has the right to use all patents, patent rights, licences, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trade-marks, service marks, trade names and other intellectual property (collectively, "Intellectual Property") and all technology used or held for use in the conduct of the business now operated by the Company and each Material Subsidiary without any conflict with or infringement upon the rights of others, in each case with such exceptions as would not, individually or in the aggregate, result in a material adverse effect and subject to limitations contained in any applicable license agreement; (ii) to the knowledge of the Company, there is no material infringement by third parties of such Intellectual Property; and (iii) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company or each Material Subsidiary's rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Company or each Material Subsidiary, and the Company has no knowledge of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim in each case, except as would not, individually or in the aggregate, result in a material adverse effect;

(oo) the Company has not taken, nor will the Company take, any action which is designed to or which constitutes or might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities;

(pp) no approval, authorization, consent, permit, qualification, license, decree or order from, and no filing, registration or recording with, any Governmental Authority having jurisdiction over the Company is required for the performance by the Company of its obligations under this Agreement, the issuance and sale of the Offered Securities hereunder or the transactions contemplated by this Agreement, except as have been or will be obtained or made prior to the Closing Time;

(qq) the Company and each Material Subsidiary possesses all permits, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure to hold such Governmental Licenses would not, individually or in the aggregate, result in a material adverse effect. The Company and each Material Subsidiary is in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, individually or in the aggregate, result in a material adverse effect;

(rr) all of the leases, subleases and agreements in real property (other than  mining  claims, mineral or exploration concessions and other mineral property rights) material to the business of the Company and each Material Subsidiary, and under which the Company or a Material Subsidiary has an interest as described in the Continuous Disclosure Materials, are in full force and effect, and the Company has not received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or a Material Subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or a Material Subsidiary to the continued possession of the property under any such lease, sublease, or agreement, except as disclosed in the Continuous Disclosure Materials;

(ss) the Eau Claire Technical Report and the Committee Bay Technical Report comply in all material respects with the requirements of NI 43-101 at the time of filing thereof. The assumptions contained in the Eau Claire Technical Report and the Committee Bay Technical Report are reasonable in the circumstances;

(tt) [REDACTED FOR CONFIDENTIALITY PURPOSES. COMMERCIALLY SENSITIVE INFORMATION]

(uu) the information set forth in the Offering Document relating to the Eau Claire Project and the Committee Bay Project has been reviewed and verified by the author described under the heading "Source of Scientific and Technical Information and Responsibility For this Offering Document" in the Offering Document and, in all cases, the information has been prepared in accordance with Canadian industry standards set forth in NI 43-101. Furthermore, no material information was withheld from the author of the Eau Claire Technical Report and the Committee Bay Technical Report for the purposes of preparing that report. All statements of fact relating to the Company and its activities contained in the Eau Claire Technical Report and the Committee Bay Technical Report are true and accurate as of the date thereof and no such fact has been omitted therefrom (or information withheld) the omission of which would make any statement of fact therein misleading;

(vv) the Company is in compliance with the provisions of NI 43-101 in all material respects and has filed all technical reports required thereby and there has been no change that would require the filing of a new technical report under NI 43-101;

(ww) the Eau Claire Technical Report and the Committee Bay Technical Report were prepared in accordance with NI 43-101 and are accurate in all material respects, do not contain a misrepresentation and fairly represent the status of the exploration activities for the Eau Claire Project and the Committee Bay Project;

(xx) the Company or a Material Subsidiary, as applicable, has all necessary surface rights, access rights and other necessary rights and interests relating to each of the Material Properties, to the extent applicable, the Company or a Material Subsidiary, as applicable, the right and ability to explore for the natural resources located thereon, including minerals, as are appropriate in view of the rights and interest therein of the Company and the Material Subsidiaries, with only such exceptions as do not materially interfere with the use made by the Company or a Material Subsidiary of the rights or interest so held; the Company and the Material Subsidiaries do not have any responsibility or obligation to pay any commission, royalty, licence, fee or similar payment to any person with respect to the property rights related to the Material Properties other than, in all such cases, as disclosed in the Continuous Disclosure Materials;

(yy) to the knowledge of the Company, neither the Company nor any Material  Subsidiary is subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration or mining activities) or non-compliance with Environmental Laws that could reasonably be expected to have a material adverse effect;

(zz) to the knowledge of the Company, all activities on the properties of the Company and the Material Subsidiaries have been conducted in all material respects in accordance with good engineering practices and all applicable workers' compensation and health and safety and workplace laws, regulations and policies have been duly complied with in all material respects on the properties of the Company;

(aaa) to the knowledge of the Company, there are no claims or actions with respect to aboriginal or native rights currently threatened or pending in respect of any of the Material Properties that would have a material adverse effect on the Company. The Company is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to any of the Material Properties, and no material dispute in respect of such properties with any local or aboriginal or native group exists or, to the knowledge of the Company, is threatened or imminent with respect thereto or activities thereon, other than claims, actions or disputes that would not have a material adverse effect on the Company or Material Subsidiary;

(bbb) to the knowledge of the Company, there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop or operate any of the Material Properties in a manner that would have a material impact on the Company or any Material Subsidiary;

(ccc) except as described or disclosed in the Continuous Disclosure Materials, none of  the directors, officers or employees of the Company, any known holder of more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company or any Material Subsidiary;

(ddd) to the knowledge of the Company, none of the Company's directors or officers is now, or has ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange (including the TSX and NYSE American);

(eee) no director or officer of, or any other person not dealing at arm's length with the Company or a Material Subsidiary, will continue after Closing to be engaged in any material transaction or arrangement with or to be a party to a material contract with, or have any material indebtedness, liability or obligation to, the Company or any Material Subsidiary;

(fff) except as described in the Continuous Disclosure Materials, neither the Company nor any Material Subsidiary is a party to or bound by, and none of the business, operations, property or assets of the Company is subject to, any material non-arm's length agreements or arrangements other than on terms and at a price that would have applied if the parties had been dealing at arm's length;

(ggg) except as described in the Continuous Disclosure Materials and subject to applicable law, (i) neither the Company nor any Material Subsidiary is currently, and will not be following the Closing, prohibited directly or indirectly, from paying any dividends or from making any other distributions on its share capital;

(hhh) (i) neither the Company nor any Material Subsidiary is in any material respect in violation of any currently applicable federal, provincial, state, local or foreign statute, law, rule, regulation, ordinance or code relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos containing materials or mold (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"); (ii) the Company and each Material Subsidiary has all material permits, authorizations and approvals required under any applicable Environmental Laws to conduct the business now operated by it and is in compliance, in all material respects, with the requirements of such permits, authorizations and approvals; (iii) there are no pending material administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Material Subsidiary; and (iv) neither the Company nor any Material Subsidiary has received any written notice within the past five years alleging in any manner that it is responsible, or potentially responsible for any Release of Hazardous Materials, any penalties or liabilities arising under any Environmental Laws or any violation of Environmental Laws. To the knowledge of the Company, there are no material costs or liabilities associated with the Company or any Material Subsidiary's compliance with Environmental Laws;

(iii) the Company and each Material Subsidiary has (i) timely filed (or has had timely filed on its behalf) all returns, declarations, reports, estimates, information returns, elections and statements ("Returns") required to be filed with or sent to any taxing authority having jurisdiction since incorporation or organization and all such Returns have, in all material respects, been prepared in accordance with the provisions of all applicable legislation and are true, correct and complete in all material respects; (ii) timely and properly paid (or has had paid on its behalf), all governmental taxes and other charges due or claimed to be due by a Governmental Authority (including all instalments on account of taxes for the current year); and (iii) has properly withheld or collected and remitted all amounts required to be withheld or collected and remitted by it in respect of any governmental taxes or other charges;

(jjj) the Company has not been notified of, nor is it a party to, any shareholders' agreement, voting agreement, investor rights agreement or other agreement which in any manner affects the voting or control of any securities of the Company;

(kkk) the Common Shares (including all of the Offered Securities) are conditionally approved for listing and trading on the TSX and NYSE American, subject only to the satisfaction of the customary listing conditions set forth in the conditional approval letter of the TSX and NYSE American, as applicable, regarding the listing and posting on the TSX and NYSE American of the Offered Securities, copies of which have been provided to the Underwriters;

(lll) no order, ruling or determination having the effect of suspending the sale or ceasing the trading or distribution of the Offered Securities or any other securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, threatened, under any of the Applicable Securities Laws;

(mmm) policies of insurance issued by insurers of recognized financial responsibility are maintained in respect of the operations, properties and assets, employees, directors and officers of the Company and each Material Subsidiary in such amounts and covering such risks as are prudent and customary in the businesses in which they are engaged, and such policies of insurance will, on and after the Closing Date, be maintained for the benefit of the Company and each Material Subsidiary. All such policies of insurance are in full force and effect and no material default exists under such policies of insurance as to the payment of premiums or otherwise under the terms of any such policy, there are no claims by the Company or any Material Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; and neither the Company nor any Material Subsidiary has knowledge that it will not be able to renew the Company or any Material Subsidiary's existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business. Neither the Company nor any Material Subsidiary has been denied any insurance coverage which it has sought or for which it has applied;

(nnn) copies of the minute books and records of the Company and each Material Subsidiary have been made available to counsel for the Underwriters in connection with their due diligence investigation in respect of the Offering constitute all of the minute books and records of such entities and contain copies of all proceedings (or certified copies thereof) in respect of matters of the shareholders (or equivalent), the boards of directors (or equivalent) and all committees of the boards of directors (or equivalent) of the Company and each Material Subsidiary to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings in respect of matters of the shareholders (or equivalent), board of directors (or equivalent) or any committees of the board of directors (or equivalent) of the Company and each Material Subsidiary to the date of review of such corporate records and minute books not reflected in such minutes and other records other than those in respect of which no material corporate matter or business was approved or transacted;

(ooo) except as contemplated hereby, there is no person acting at the request of the Company who is entitled to any brokerage or agency fee in connection with the sale of the Offered Securities contemplated herein;

(ppp) the Company has not completed any "significant acquisition", "significant disposition" or is it proposing any "probable acquisitions" (as such terms are defined in NI 51-102) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to Applicable Securities Laws;

(qqq) the Company has a reasonable basis for disclosing any forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act) and any forward-looking information (within the meaning of Canadian Securities Laws) contained in the Offering Document and is not, as of the date hereof, required to update any such forward looking information pursuant to NI 51-102, and such forward looking information contained in the Offering Document reflect the best currently available estimates and good faith judgments of the management of the Company, as the case may be, as to the matters covered thereby;

(rrr) neither the Company nor any Material Subsidiary has knowledge of any pending or contemplated change to any law, regulation or position of a Governmental Authority that would reasonably be expected to have a material adverse effect;

(sss) the expenses to be renounced by the Company to the purchasers of Flow-Through Shares will constitute Qualifying Expenditures on the effective date of the renunciation and on the date incurred. The expenses to be renounced by the Company to the purchasers of Flow-Through Shares (i) will not include any amount that has previously been renounced by the Company to any of the purchasers of Flow-Through Shares or to any other Person; and (ii) would be deductible by the Company in computing its income for the purposes of Part I of the Tax Act but for the renunciation to the purchasers of Flow-Through Shares;

(ttt) the Company has no reason to believe that it will be unable to incur, on or after the Closing Date and on or before the Termination Date or that it will be unable to renounce to the purchasers of Flow-Through Shares, effective on or before December 31, 2023, Qualifying Expenditures in an amount equal to the Commitment Amount and the Company has no reason to expect any reduction of such amounts by virtue of subsection 66(12.73) of the Tax Act;

(uuu) except as a result of (i) any agreement, arrangement, undertaking or understanding to which the Company is not a party and of which it has no knowledge, (ii) any agreement, arrangement, undertaking or understanding in respect of a Follow-On Transaction, and (iii) any other action taken by a purchaser which causes any Flow- Through Shares to be or become "prescribed shares" within the meaning of regulation 6202.1 of the Tax Act, upon issue the Flow-Through Shares will be "flow-through shares" as defined in subsection 66(15) of the Tax Act and will not be "prescribed shares" within the meaning of regulation 6202.1 of the Tax Act;

(vvv) if the Company amalgamates with any one or more companies, any shares issued  to or held by the purchasers of Flow-Through Shares as a replacement for the Flow- Through Shares as a result of such amalgamation will qualify, by virtue of subsection 87(4.4) of the Tax Act, as "flow-through shares" as defined in subsection 66(15) of the Tax Act and in particular will not be "prescribed shares" as defined in regulation 6202.1 of the Tax Act;

(www) the Company is and will continue to be a Principal Business Corporation until such time as all of the Qualifying Expenditures required to be renounced under this Agreement and the Flow-Through Subscription Agreements have been incurred and validly renounced pursuant to the Tax Act;

(xxx) the Company is and will continue to be a "development corporation" (as such term is defined in section 363 of the Taxation Act (Québec)) and a "qualified corporation" (as such term is defined in section 726.4.15 and in section 726.4.17.7 of the Taxation Act (Québec)) until such time as all of the Qualifying Expenditures required to be renounced in favour of the Québec purchasers have been incurred or have been deemed to be incurred and validly renounced pursuant to the Taxation Act (Québec);

(yyy) The Qualifying Expenditures to be incurred by the Company will constitute: (i) expenses which qualify for inclusion in the "exploration base relating to certain Québec exploration expenses" within the meaning contained in section 726.4.10 of the Taxation Act (Québec); and (ii) expenses which qualify for inclusion in the "exploration base relating to certain Québec surface mining expenses or oil and gas exploration expenses" within the meaning contained in section 726.4.17.2 of the Taxation Act (Québec);

(zzz) the Company has no right to claim the Québec Resources Credit in respect of the Qualifying Expenditures that the Company has renounced to purchasers that are not Québec purchasers pursuant to the Flow-Through Subscription Agreements if obtaining the Québec Resources Credit would put the Company in an over- renunciation position;

(aaaa) the Company undertakes not to claim the Québec Resources Credit, otherwise available under the Taxation Act (Québec), when its returns of income are prepared or thereafter, unless the obtaining of such a Québec Resources Credit would not put the Company in an over-renunciation position;

(bbbb) the Company will renounce the Qualifying Expenditures pursuant to the Tax Act to all applicable Purchasers, and pursuant to the Tax Act and the Taxation Act (Québec) only to Purchasers that are Québec purchasers;

(cccc) the Company is not, and has never been, in default of any of its legal obligations in respect of any "flow-through share" financings previously undertaken by the Company;

(dddd) the Company is in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith;

(eeee) since the date of the latest audited consolidated financial statements of the Company, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting;

(ffff) the Company is not and, after giving effect to application of the net proceeds of the offering of the Offered Securities as described in the Offering Document, will not be, required to register as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act");

(gggg) there are no transfer taxes or similar fees or charges under Canadian or United States federal law or the laws of any state, province or any political subdivision thereof required to be paid in connection with the execution, delivery and performance of this Agreement or the issuance by the Company or sale by the Company of the Offered Securities;

(hhhh) there are no stamp duties, fees, registration or documentary taxes, duties or other similar charges payable (either by direct assessment or withholding) under Canadian or United States federal law or the laws of any state, province or any political subdivision thereof in connection with (i) the execution and delivery of this Agreement, (ii) the enforcement or admissibility in evidence of this Agreement,

(iii) the creation, issuance sale and delivery of the Offered Securities to the Underwriters or the U.S. Affiliates or (iv) the resale and delivery of the Offered Securities by the Underwriters in the manner contemplated herein; and

(iv) at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Securities and at the date hereof, the Company was not and is not an "ineligible issuer" as defined in Rule 405 under the U.S. Securities Act.

SCHEDULE "A"

MATTERS IN RESPECT OF WHICH COMPANY'S COUNSEL SHALL DELIVER
OPINIONS PURSUANT TO SUBSECTION 6.1(T)(III)

(a) the Company is a "reporting issuer", or its equivalent, in each of the Canadian Selling jurisdictions and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Canadian Selling jurisdictions;

(b) the Company is a validly existing and is in good standing under the Business Corporations Act (British Columbia);

(c) the Company has all requisite corporate power, capacity and authority under the laws of its jurisdiction of incorporation or formation to carry on its businesses as presently carried on and to own its property and assets;

(d) the authorized and issued and outstanding share capital of the Company;

(e) no authorization, consent or approval of, or filing, registration, permit, license, decree, qualification or recording with, any Governmental Authority in the Canadian Selling jurisdictions is required for the performance by the Company of its obligations under this Agreement, the delivery to the Underwriters of the Flow- Through Shares and, if applicable, the Additional Flow-Through Shares hereunder, the consummation of the transactions contemplated by this Agreement (including, without limitation, the distribution of the Offered Securities in the manner contemplated herein), other than those that have been obtained or made prior to the Closing Time;

(f) all necessary corporate action having been taken by Company to authorize (i) the execution and delivery of this Agreement and the performance of its obligations hereunder, and (ii) the filing of the Offering Document under the Applicable Securities Laws in each of the Canadian Selling Jurisdictions;

(g) the execution and delivery of this Agreement and the fulfilment of the terms hereof by the Company and the issuance, sale and delivery of the Flow-Through Shares to be issued and sold by the Company at the Closing Time and the grant of the Over- Allotment Option do not and will not result in a breach of or a default under, do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or a default under, and do not and will not conflict with: (A) the constating documents of the Company; B) any resolutions of the shareholders or directors (including of any committee thereof) of the Company; or (C) any applicable corporate law or Applicable Securities Laws;

(h) the Flow-Through Shares have been duly and validly issued as fully paid and non- assessable common shares in the capital of the Company;

(i) the Additional Flow-Through Shares have been duly allotted and reserved for issuance by the Company;

(j) the rights, privileges, restrictions and conditions attaching to the Offered Securities and the Over-Allotment Option are accurately summarized in all material respects in the Offering Document;

(k) all necessary documents have been filed, all requisite proceedings have been taken, all legal requirements have been fulfilled and all necessary approvals, permits, consents and authorizations of the Commissions have been obtained, in each case by the Company to qualify the Offered Securities for distribution and sale to the public in each of the Canadian Selling jurisdictions through investment dealers or brokers registered in such categories under the applicable laws of the Canadian Selling jurisdictions and who have complied with the relevant provisions of such applicable laws;

(l) the common shares of the Company (including all of the Offered Securities) have been approved for listing and posting for trading on NYSE American and the TSX subject only to customary listing conditions set forth in the conditional approval letter of NYSE American and the TSX regarding the listing and posting on NYSE American and the TSX of the Offered Securities;

(m) upon issue, the Flow-Through Shares will be "flow-through shares" as defined in subsection 66(15) of the Tax Act and, if applicable, section 359.1 of the Taxation Act (Québec) and will not be "prescribed shares" within the meaning of regulation 6202.1 of the Tax Act and sections 359.1R1 to 359.1R4 of the regulations to the Taxation Act (Québec) except as a result of (i) any agreement, arrangement, undertaking or understanding to which the Company is not a party and of which it has no knowledge, (ii) any agreement, arrangement, undertaking or understanding in respect of a Follow-On Transaction, and (iii) any other action taken by a purchaser which causes any Flow-Through Shares to be or become "prescribed shares" within the meaning of regulation 6202.1 of the Tax Act and sections 359.1R1 to 359.1R4 of the regulations to the Taxation Act (Québec);

(n) the Company qualifies as a "principal business corporation" within the meaning of subsection 66(15) of the Tax Act, as a "development corporation" as defined in section 363 of the Taxation Act (Québec) and as a "qualified corporation" as defined in sections 726.4.15 and 726.4.17.7 of the Taxation Act (Québec);

(o) the expenditures to be renounced in respect of the Flow-Through Shares under the Flow-Through Subscription Agreements will be:

(i) "flow-through mining expenditures" as defined in subsection 127(9) of the Tax Act; and

(ii) expenses that qualify as "Canadian Exploration Expense" as described in paragraph (f) of the definition of "Canadian Exploration Expense" in subsection 66.1(6) of the Tax Act, or would be described in paragraph (h) of that definition if the reference therein to paragraphs (a) to (d) and (f) to (g.1) was a reference to paragraph (f), excluding amounts which are (A) prescribed to constitute "Canadian Exploration and Development Overhead Expense" for the proposes of paragraph 66(12.6)(b) of the Tax Act or subsection 359.2(b) of the Taxation Act (Québec), (B) any assistance described in paragraph 66(12.6)(a) of the Tax Act or subsection 359.2(a) of the Taxation Act (Québec), (C) any specified expenses described in paragraph 66(12.6)(b.1) of the Tax Act or subsection 359.2(b.1) of the Taxation Act (Québec), or (D) any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of "expense" in subsection 66(15) of the Tax Act or in the definition of "outlay" or "expense" in subsection 359(a) of the Taxation Act (Québec).

SCHEDULE "B"

FORM OF SUBSCRIPTION AND RENUNCIATION AGREEMENT FOR FLOW-
THROUGH SHARES

Please see attached.

FURY GOLD MINES LIMITED

SUBSCRIPTION AND RENUNCIATION AGREEMENT FOR
FLOW-THROUGH SHARES

TO: FURY GOLD MINES LIMITED

 (the "Issuer")

AND TO: HAYWOOD SECURITIES INC. (the "Lead Underwriter")

 Beacon Securities Limited ("Beacon")

 BMO Capital Markets ("BMO")

 H.C. Wainwright & Co., LLC ("Wainwright")

 (together, the "Underwriters")

The undersigned (referred to herein as the "Purchaser"), hereby irrevocably subscribes to purchase from the Issuer the number of common shares that will qualify as "flow-through shares" for the purposes of the Income Tax Act (Canada) and the Taxation Act (Quebec) (the "FT Shares" or, the "Purchased Securities") of the Issuer set out below for a subscription price of C$1.44 per FT Share (the "Offering"), upon and subject to the terms and conditions set forth in Schedule "A" hereto (together with this page and the attached Schedules, the "Subscription Agreement").

There is an offering document related to the Offering (the "Offering Document") that can be accessed under the Issuer's profile at www.sedar.com and at the Issuer's website at www.furygoldmines.com. The Purchaser should read the Offering Document and review the Issuer's continuous disclosure record before making an investment decision.

SUBSCRIPTION AND PURCHASER INFORMATION

Please print all information (other than signatures), as applicable, in the space provided below.

Present Ownership of Securities

The Purchaser either [check appropriate box]:

☐ owns directly or indirectly, or exercises control or direction over, no common shares of the Issuer ("Common Shares") or securities convertible into Common Shares; or

☐ owns directly or indirectly, or exercises control or direction over,                                              Common Shares and convertible securities entitling the Purchaser to acquire an additional                             Common Shares.

Registrant Status

The Purchaser either [check appropriate box]:

☐ is a "registrant" as defined in the Securities Act (British Columbia), namely: "registrant" means a person that is registered or is required to be registered under the Securities Act (British Columbia) because that person:

(a) trades in a security or exchange contract;

(b) acts as an adviser;

(c) acts as an investment fund manager; or

(d) acts as an underwriter; or

☐ is not a "registrant".

Insider Status

The Purchaser either [check appropriate box]:

☐ is an "Insider" of the Issuer as defined in the Securities Act (British Columbia), namely: "Insider" means:

(a) a director or officer of the Issuer; or

(b) a director or officer of a person that is itself an insider or subsidiary of the Issuer; or

(c) a person that has

(i) direct or indirect beneficial ownership of;

(ii) control or direction over; or

(iii) a combination of direct or indirect beneficial ownership of and of control or direction over securities of the Issuer carrying more than 10% of the voting rights attached to all the Issuer's outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution; or

(d) the Issuer itself, if it has purchased, redeemed or otherwise acquired any securities of its own issue, for so long as it continues to hold those securities; or

(e) a person designated as an insider in an order made under section 3.2 of the Securities Act; or

(f) a person that is in a prescribed class of persons; or

☐ is not an Insider of the Issuer.

INSTRUCTIONS FOR PURCHASERS

The Purchaser must:

(1) Read this Subscription Agreement;

(2) Complete and execute the foregoing pages of this Subscription Agreement;

(3) Make payment for the Purchased Securities as required by section 2 of the Terms and Conditions of this Subscription Agreement; and

(4) Deliver the signed documents as required by section 3 of the Terms and Conditions of this Subscription

ACCEPTANCE: The Issuer hereby accepts the above subscription for FT Shares subject to the Terms and Conditions of this Subscription Agreement.

FURY GOLD MINES LIMITED

Per:		Date:
Name:
Title:

SUBSCRIPTION AND RENUNCIATION AGREEMENT

TERMS AND CONDITIONS FOR FLOW-THROUGH SHARES

1. Acceptance

1.1 The Issuer may accept or reject this Subscription Agreement in whole or in part at any time prior to the Closing Time (as defined herein).

1.2 If this Subscription Agreement is rejected in whole, any funds, certified cheques and bank drafts delivered by the Purchaser representing the purchase price for the Purchased Securities will be promptly returned to the Purchaser without interest or deduction.

1.3 If this Subscription Agreement is rejected in part, the funds representing the purchase price of the Purchased Securities in respect of which the subscription was not accepted will be promptly returned to the Purchaser without interest or deduction.

2. Payment

2.1 The Purchaser shall deliver the Subscription Amount payable in respect of the Purchased Securities to the Lead Underwriter, on behalf of the Underwriters, on or before the Closing Date (as defined herein), in accordance with the directions of the Lead Underwriter.

2.2 The funds will be held by the Lead Underwriter until such time as the conditions set out in this Subscription Agreement are satisfied and the Closing (as defined herein) has completed whereupon they will be released to the Issuer.

3. Additional Deliveries and Conditions for Acceptance

3.1 The Purchaser shall complete, sign and return to the Lead Underwriter as soon as possible and, in any event not later than 5:00 p.m. (Vancouver time) two Business Days (as defined herein) before the Closing Date:

(a) one completed and executed copy of this Subscription Agreement; and

(b) any other document(s) required by applicable Securities Laws (as defined herein) which the Issuer or Lead Underwriter requests.

3.2 The Purchaser acknowledges and agrees that such documents, when executed and delivered by the Purchaser, will:

(a) form part of and will be incorporated into this Subscription Agreement with the same effect as if each constituted a representation and warranty or covenant of the Purchaser hereunder in favour of the Issuer and the Underwriters; and

(b) be held by the Lead Underwriter, on behalf of the Underwriters, until such time as the conditions set out in this Subscription Agreement are satisfied.

For the purposes hereof, "Business Day" means any day except Saturday, Sunday or a statutory holiday in Vancouver and "Qualifying Provinces" means the provinces of Canada in which the Purchased Securities are sold.

3.3 Any obligation of the Issuer to sell the Purchased Securities to the Purchaser is subject to:

(a) performance by the Purchaser of its covenants under and in accordance with this Subscription Agreement;

(b) the truth, at the time of acceptance and at the Closing Date, of the Purchaser's representations and warranties in this Subscription Agreement;

(c) the trade of securities to the Purchaser being exempt from the prospectus requirements of applicable Securities Laws;

(d) the Issuer having obtained all required regulatory approvals to permit the completion of such sale; and

(e) the Purchaser executing and delivering all requisite documentation as required by this Subscription Agreement, and applicable Securities Laws (including but not limited to the applicable schedules and appendices attached hereto).

3.4 The Purchaser understands that the information provided herein will be relied upon by the Issuer and the Underwriters for purposes of determining the eligibility of the Purchaser to purchase the Purchased Securities. The Purchaser agrees to provide upon request any additional information that the Issuer or any Underwriter determines necessary or appropriate in determining the Purchaser's eligibility.

3.5 For the purposes hereof, "Securities Laws" means the securities laws, regulations and rules, and the blanket rulings, policies and written interpretations of and multilateral or national instruments adopted by the securities regulators of, all of the Qualifying Provinces or, as the context may require, any one or more of the Qualifying Provinces and the rules and policies of the Toronto Stock Exchange (the "TSX") and the NYSE American Stock Exchange (the "NYSE American").

4. Closing

4.1 Closing of the Offering (the "Closing") will be completed electronically at 5:30 a.m. (Vancouver time), or such other place or time as the Issuer and the Lead Underwriter may determine (the "Closing Time") on March 23, 2023, or such later date as may be determined by the Issuer, the Purchaser and the Lead Underwriter (the "Closing Date").

4.2 At the Closing, the Underwriters shall deliver to the Issuer (a) all completed subscriptions, including this subscription, and (b) the aggregate subscription proceeds, against delivery by the Issuer of certificates or electronic evidence of the Purchased Securities and such other documentation as the Underwriters, the Issuer and their counsel may determine. The Purchaser appoints the Lead Underwriter, with full power of substitution, as its true and lawful attorney and agent with full power and authority in its place and stead to:

(a) act as the Purchaser's representative at the Closing and to swear, execute, file and record in the Purchaser's name and on the Purchaser's behalf any document necessary to accept delivery of the Purchased Securities on the Closing Date;

(b) waive, in whole or in part, any non-material representations, warranties, covenants or conditions for the benefit of the Purchaser;

(c) complete or correct any non-material errors or omissions in this Subscription Agreement on behalf of the Purchaser;

(d) exercise any rights of termination contained in the Underwriting Agreement (as defined herein); and

(e) receive on the Purchaser's behalf any certificates or electronic evidence of the Purchased Securities subscribed for hereunder.

5. Representations, Warranties and Covenants of the Purchaser

By executing this Subscription Agreement, the Purchaser represents, warrants and covenants to the Issuer and the Underwriters and acknowledges that the Issuer and the Underwriters are relying thereon that, as at the Closing Date:

(a) the Purchaser acknowledges that this subscription is being made pursuant to an underwriting agreement (the "Underwriting Agreement") which the Issuer intends to enter into with the Underwriters and under which the Underwriters will arrange, on an underwritten or best efforts basis, as further specified in the Underwriting Agreement, for purchasers to purchase under the Offering.

(b) if the Purchaser is resident of or incorporated under or otherwise subject to the Securities Laws of Canada, the Purchaser is purchasing the Purchased Securities under the "listed issuer financing" exemption;

(c) the Purchaser is aware of the characteristics of the FT Shares, the risks relating to an investment therein and agrees that the Purchaser must bear the economic risk of his, her or its investment in the Purchased Securities;

(d) the Purchaser has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of the Purchaser's proposed investment in the Offering;

(e) the Purchaser will execute and deliver within the applicable time periods all documentation as may be required by applicable Securities Laws to permit the purchase of the FT Shares, as applicable, on the terms set forth herein and, if required by applicable Securities Laws, the Purchaser will execute, deliver and file or assist the Issuer in obtaining and filing such reports, undertakings and other documents relating to the purchase of the Purchased Securities by the Purchaser as may be required by any applicable Securities Laws, securities commission, stock exchange or other regulatory authority;

(f) if the Purchaser is an individual, he or she has attained the age of majority and is legally competent to execute this Subscription Agreement and to take all actions required pursuant hereto;

(g) if the Purchaser is a corporation, partnership, unincorporated association or other entity, the Purchaser has the legal capacity and competence to execute this Subscription Agreement and to take all actions required pursuant hereto;

(h) if the Purchaser is not an individual, the Purchaser has not been created solely or primarily to use exemptions from the registration under the prospectus exemptions under applicable Securities Laws and has a pre-existing purpose other than to use such exemptions;

(i) the execution and delivery of this Subscription Agreement and the performance and compliance with the terms hereof will not result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of any constating documents, by-laws or resolutions of the Purchaser or any indenture, contract, agreement (whether written or oral), instrument or other document to which the Purchaser is a party or subject, or any judgment, decree, order, or, to the Purchaser's knowledge, any statute, rule or regulation applicable to the Purchaser;

(j) this Subscription Agreement has been duly and validly authorized, executed and delivered by, and upon acceptance by the Issuer constitutes a legal, valid, binding and enforceable obligation of, the Purchaser;

(k) the Purchaser is not, with respect to the Issuer or any of its affiliates, a Control Person (as such term is defined in subsection 1(1) of the Securities Act (Ontario)) and the subscription hereunder by the Purchaser, and the conversion or deemed conversion of any convertible securities of the Issuer by the Purchaser, will not create a new Control Person;

(l) other than the Offering Document, the Purchaser has not received, nor has the Purchaser requested, nor does the Purchaser have any need to receive, any prospectus, sales or advertising literature, offering memorandum or any other document (other than an annual or interim report, financial statements or any other document, other than an offering memorandum, the content of which is prescribed by statute or regulation) describing or purporting to describe the business and affairs of the Issuer which has been prepared for delivery to, and review by, prospective purchasers in order to assist them in making an investment decision in respect of the purchase of the FT Shares pursuant to the Offering;

(m) the Purchaser has relied only upon publicly available information relating to the Issuer, including the contents of the Offering Document, and not upon any verbal or written representation as to fact, and the Purchaser acknowledges that neither the Issuer nor the Underwriters have made any written representations, warranties or covenants in respect of such publicly available information except as set forth in this Subscription Agreement. Without limiting the generality of the foregoing, except as may be provided herein, no person has made any written or oral representation to the Purchaser that any person will resell or repurchase the FT Shares, as applicable, or refund any of the purchase price of the FT Shares, or that the FT Shares will be listed on any exchange or quoted on any quotation and trade reporting system, or that application has been or will be made to list any such security on any exchange or quote the security on any quotation and trade reporting system, and no person has given any undertaking to the Purchaser relating to the future value or price of the FT Shares;

(n) the Purchaser agrees that it is solely responsible for obtaining such legal, tax and other advice as the Purchaser considers appropriate in connection with the execution, delivery and performance of this Subscription Agreement and the transactions contemplated hereunder;

(o) the Purchaser is purchasing the FT Shares as principal for its own account and not for the benefit of any other person (within the meaning of applicable Securities Laws) or if it is not subscribing as principal it is acting as agent for a Disclosed Principal (whose identity is disclosed on page 2 of this Subscription Agreement) who is purchasing the FT Shares as principal for its own account and not for the benefit of any other person;

(p) the Purchaser is not a U.S. Person (as defined in Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and:

(1) the FT Shares were not offered to the Purchaser in the United States (as such term is defined in Regulation S) and at the time the Purchaser's buy order was made and this Subscription Agreement executed, the Purchaser was outside the United States;

(2) the FT Shares are not being purchased for the account or benefit of any U.S. Person or person in the United States;

(3) the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U.S. Securities Act;

(4) the Purchaser has no intention to distribute either directly or indirectly any of the FT Shares in the United States, except in compliance with the U.S. Securities Act and applicable state securities laws;

(5) the Purchaser understands that the FT Shares have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, the FT Shares may not be offered or sold, directly or indirectly, in the United States unless registered under the U.S. Securities Act and the securities laws of all applicable states or available exemptions therefrom, and the Issuer has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of resales of any of the FT Shares; and

(6) the FT Shares were not purchased as a result of any form of directed selling efforts (as such term is used in Regulation S) orgeneral solicitation or general advertising (as such terms are used under Rule 502(c) of Regulation D under the U.S. Securities Act), and the sale of the FT Shares was not accompanied by any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over radio, television or telecommunications, including electronic display and the Internet or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(q) the Purchaser will not resell the Purchased Securities, except in accordance with the provisions of applicable Securities Laws;

(r) the Purchaser reasonably believes it is entitled under applicable Securities Laws to purchase the Purchased Securities without the benefit of a prospectus qualified under applicable Securities Laws;

(s) the Purchaser acknowledges that:

(1) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Offering or the Offering Document;

(2) there is no government or other insurance covering the Offering; and

(3) there are risks associated with the purchase of the Offering;

(t) the Purchaser, and each Disclosed Principal for whom it is contracting hereunder, is not relying upon the Underwriters to conduct any due diligence investigation on behalf of the Purchaser, or any Disclosed Principal for whom it is contracting hereunder, concerning the Offering or the Issuer's business, management, financial position or condition;

(u) the Purchaser either (A) is not an "insider" of the Issuer or a "registrant" (each as defined under applicable Securities Laws of British Columbia) or (B) has identified itself to the Issuer as either an "insider" or a "registrant" (each as defined under applicable Securities Laws of British Columbia);

(v) the Issuer will pay a commission to the Underwriters in connection with the Offering pursuant to the Underwriting Agreement. The Purchaser acknowledges that, other than the Underwriters and the soliciting dealer group members, if any, there is no person acting or purporting to act in connection with the transactions contemplated herein who is entitled to any brokerage or finder's fee, and if any person establishes a claim that any fee or other compensation is payable in connection with this subscription for the Purchased Securities, the Purchaser covenants to indemnify and hold harmless the Issuer and the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof;

(w) the Purchaser, or, if applicable, others for whom it is contracting hereunder acknowledges that the publicly available information concerning the Issuer on which it, or, if applicable, others for whom it is contracting hereunder relied in connection with the investment in the Purchased Securities has not been independently investigated by or on behalf of the Underwriters;

(x) legal counsel retained by the Issuer and the Underwriters are acting as counsel to the Issuer and the Underwriters respectively, and not as counsel to the Purchaser and the Purchaser may not rely upon such counsel. The Purchaser should obtain independent legal and tax advice with respect to the investment in the Purchased Securities;

(y) the Underwriters and their directors, officers, employees, agents, and representatives have no responsibility or liability of any nature whatsoever for the accuracy or adequacy of the information contained in this Subscription Agreement, or any publicly available information concerning the Issuer or as to whether the Issuer has generally disclosed all information concerning the Issuer that it was required to disclose under applicable Securities Laws;

(z) the Purchaser is, and any Disclosed Principal for whom it is contracting hereunder is, resident, or if not an individual, has the head office, in the jurisdiction set out under the heading "Purchaser's Residential or Head Office Address" below the Purchaser's signature or under the heading "Principal's Residential Address", as applicable, set forth on the execution pages of this Subscription Agreement which address is the Purchaser's residence or place of business, or the residence or place of business of any Disclosed Principal for whom it is contracting hereunder, as applicable, and such address was not obtained or used solely for the purpose of acquiring the Purchased Securities;

(aa) the Purchased Securities to be issued hereunder are not being purchased with knowledge of any material fact about the Issuer that has not been generally disclosed;

(bb) if the Purchaser is contracting hereunder as trustee or agent for a fully managed account (including, for greater certainty, a portfolio manager or comparable adviser) or as agent for a Disclosed Principal, it is authorized to execute and deliver this Subscription Agreement and all other necessary documentation in connection with the subscription made on behalf of such Disclosed Principal or Disclosed Principals and this Subscription Agreement has been authorized, executed and delivered on behalf of such Disclosed Principal, and the Purchaser acknowledges that the Issuer and/or the Underwriters may be required by law to disclose the identity of each Disclosed Principal for whom it is contracting hereunder;

(cc) the funds representing the Subscription Amount in respect of the Purchased Securities which will be advanced by the Purchaser to the Issuer hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (for the purposes of this paragraph the "PCMLTFA") and the Purchaser acknowledges that the Issuer and/or the Underwriters may in the future be required by law to disclose the name of the Purchaser and other information relating to this Subscription Agreement and the subscription hereunder, on a confidential basis, pursuant to the PCMLTFA. To the best of the Purchaser's knowledge (a) none of the subscription funds provided by the Purchaser (i) have been or will be derived directly or indirectly from or related to any activity that is deemed criminal under the laws of Canada, the United States of America or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to the Purchaser; and, (b) the Purchaser will promptly notify the Issuer and the Underwriters if the Purchaser discovers that any of such representations cease to be true, and to provide the Issuer and the Underwriters with appropriate information in connection therewith;

(dd) if the Purchaser, or any Disclosed Principal for whom the Purchaser is contracting hereunder, as the case may be, is acquiring FT Shares with the (i) intention of donating all or a portion of such shares to a "qualified donee" as defined in the Tax Act and the Quebec Tax Act (each as defined in Schedule "A") as part of a charitable donation arrangement promoted by a third party or (ii) immediately selling Purchased Securities to a third party (each of (i) and (ii), a "Follow-On Transaction"), the Purchaser acknowledges and confirms that it, and any Disclosed Principal for whomit is contracting hereunder, is not relying on the Issuer or its counsel or the Underwriters or any of their counsel (a) regarding any representations and warranties in respect of the tax consequences or potential tax benefits of investing in the FT Shares and participating in the Follow-On Transaction, and (b) to ensure that the Follow-On Transaction does not, in and of itself, cause the FT Shares to be "prescribed shares" within the meaning of section 6202.1 of the regulations to the Tax Act;

(ee) the Purchaser, or any Disclosed Principal for whom the Purchaser is contracting hereunder, is aware that (i) purchasing, holding and disposing of the FT Shares may have tax consequences under the laws of both Canada and the U.S.; and (ii) it is solely responsible for determining the tax consequences applicable to its particular circumstances and should consult its own tax advisors concerning investment in the FT Shares;

(ff) the Purchaser, or any Disclosed Principal for whom the Purchaser is contracting hereunder, has not and does not expect to receive any financial assistance from the Issuer, directly or indirectly, in respect of the purchase of the FT Shares; and

(gg) if the Purchaser, or a Disclosed Principal, if any, for whom it is acting as agent or trustee, is resident in or otherwise subject to applicable securities laws of a jurisdiction other than Canada or the United States, the Purchaser confirms, represents and warrants that:

(1) the Purchaser is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction in which the Purchaser is resident (the "International Jurisdiction") and which would apply to this Subscription Agreement;

(2) the Purchaser is purchasing the Purchased Securities pursuant to exemptions from the prospectus, financial promotion and/or registration requirements or equivalent requirements under applicable securities laws or, if such is not applicable, the Purchaser is permitted to purchase the Purchased Securities under the applicable securities laws of the International Jurisdiction without the need to rely on any exemptions;

(3) the applicable securities laws of the International Jurisdiction do not require the Issuer to make any filings or seek any approvals of any kind whatsoever from any securities regulator of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of the FT Shares;

(4) the delivery of this Subscription Agreement, the acceptance hereof by the Issuer and the purchase of the Purchased Securities by the Purchaser complies with all applicable laws of the International Jurisdiction and all other applicable laws and does not trigger: (i) any obligation to prepare and file a prospectus, registration statement or similar document, or any other report or notice with respect to such purchase in the International Jurisdiction or to register the Purchased Securities; or (ii) any continuous disclosure reporting obligations of the Issuer in the International Jurisdiction;

(5) the Purchaser will, if requested by the Issuer, or its counsel, deliver to the Issuer and the Underwriters a certificate or opinion of local counsel from the International Jurisdiction which will confirm the matters referred to in subsections (2) to (4) above to the satisfaction of the Issuer, the Underwriters and their respective counsel, acting reasonably; and

(6) the Purchaser will not sell or otherwise dispose of any of FT Shares except in accordance with all applicable Securities Laws, including, without limitation, the rules, regulations and policies of the TSX and the NYSE American. If the Purchaser sells or otherwise disposes of any of the Purchased Securities other than through the TSX or the NYSE American, the Purchaser will obtain from the person acquiring them a covenant in the same form as provided for in this Subscription Agreement, and the Issuer shall not have any obligation to register any purported sale or disposition of the Purchased Securities which may be in violation of such laws and any such sale, transfer or other disposition shall be null and void and of no force or effect.

6. Reliance Upon Representations, Warranties and Covenants by Issuer

The Purchaser acknowledges that the representations, warranties and covenants made by the Purchaser in this Subscription Agreement are made with the intent that they may be relied upon by the Issuer, the Underwriters and their respective counsel to, among other things, determine the Purchaser's eligibility to purchase the Purchased Securities, including without limitation the availability of the "listed issuer financing" exemption from the prospectus requirements of applicable Securities Laws in connection with the issuance of the Purchased Securities to the Purchaser. The Purchaser further covenants that by accepting the Purchased Securities, the Purchaser shall be representing and warranting that such representations and warranties are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that the covenants of the Purchaser made by it in this Subscription Agreement to be performed prior to the Closing Date have been performed. The Purchaser further agrees to indemnify the Issuer, the Underwriters and their respective directors, officers, employees, advisers, affiliates, shareholders and agents, and their respective counsel, against all losses, claims, costs, expenses, damages and liabilities which any of them may suffer or incur and which are caused by or arise from any inaccuracy in, or breach or misrepresentation by the Purchaser of, any such representations, warranties and covenants. The Purchaser undertakes to immediately notify the Issuer and the Lead Underwriter of any change in any statement or other information relating to the Purchaser set forth herein that takes place prior to the Closing Date.

7. Survival of the Purchaser Representations and Warranties

The Purchaser's representations, warranties and covenants contained herein shall survive and continue in full force and effect and be binding upon the Purchaser, notwithstanding the completion of the purchase of the Purchased Securities by the Purchaser pursuant hereto, or the subsequent disposition of the Purchased Securities by the Purchaser.

8. Representations, Warranties and Covenants of the Issuer

8.1 By executing this Subscription Agreement, the Issuer represents, warrants and covenants to the Purchaser that:

(a) Its Common Shares are currently listed on the TSX and the NYSE American;

(b) it will reserve or set aside sufficient shares in its treasury to issue the Purchased Securities; and

(c) no advertisement of the FT Shares offered hereby or of any of the securities of the Issuer has been made or is being made in relation to or in conjunction with the distribution pursuant to the Offering.

8.2 The Issuer covenants and agrees with the Purchaser that the representations and warranties made by the Issuer to the Underwriters in the Underwriting Agreement will be true and correct as of the Closing Date. The Purchaser shall be entitled to rely on the representations, warranties and covenants (other than any indemnity provided to the Underwriters) made by the Issuer to the Underwriters in the Underwriting Agreement to the extent that they have not been varied, amended, altered or waived, in whole or in part, by the Underwriters and shall survive the closing of the Offering and shall continue in full force and effect for the benefit of the Purchaser in accordance with the terms of the Underwriting Agreement. The representations, warranties and covenants made by the Issuer to the Underwriters in the Underwriting Agreement are hereby incorporated by reference such that they form an integral part of this Subscription Agreement. In the event of a conflict between a provision of this Subscription Agreement and a provision of the Underwriting Agreement, the applicable provision of this Subscription Agreement shall prevail.

8.3 The Issuer shall perform and carry out all of the acts and things to be completed by it as provided in this Subscription Agreement.

9. Survival of the Issuer Representations and Warranties

The Issuer's representations, warranties and covenants contained herein shall survive and continue in full force and effect and be binding upon the Issuer, notwithstanding the completion of the purchase of the Purchased Securities by the Purchaser pursuant hereto, or the subsequent disposition of the Purchased Securities by the Purchaser.

10. Personal Information Authorization

10.1 By executing this Subscription Agreement, the Purchaser hereby consents to the collection, use and disclosure of the personal information provided herein and other personal information provided by the Purchaser or collected by the Issuer, the Underwriters or their agents as reasonably necessary in connection with the Purchaser's subscription for the Purchased Securities (collectively, "personal information") as follows: (a) the Issuer may use personal information and disclose personal information to intermediaries such as the Issuer's and Agents' respective legal counsel and withholding and/or transfer agent for the purposes of determining the Purchaser's eligibility to invest in the Purchased Securities and for managing and administering the Purchaser's investment in the Purchased Securities; (b) if the Purchaser purchased securities through a registered dealer, the Issuer may disclose and collect such personal information relating to the Purchaser's holding of the FT Sharesto and from the dealer; (c) the Issuer and its agent may use the Purchaser's social insurance number for income reporting purposes in accordance with applicable law; (d) the Issuer, the Underwriters, and their respective agents and advisors, may each collect, use and disclose personal information for the purposes of meeting legal, regulatory, self-regulatory, security and audit requirements (including any applicable tax, securities, money laundering or anti- terrorism legislation, rules or regulations) and as otherwise permitted or required by law, which disclosures may include disclosures to tax, securities or other regulatory or self- regulatory authorities in Canada and/or in foreign jurisdictions, if applicable, in connection with the regulatory oversight mandate of such authorities; (e) the Issuer, the Underwriters and their respective agents and advisors may use personal information and disclose personal information to parties connected with the proposed or actual transfer, sale, assignment, merger or amalgamation of the Issuer or its business or assets or similar transactions, for the purpose of permitting such parties to evaluate and/or proceed with and complete such transaction; and (f) the Issuer may disclose personal information to the TSX and the NYSE American and the Purchaser expressly consents to the collection, use and disclosure of such personal information by the TSX and the NYSE American, from time to time. Purchasers, assignees and successors of the Issuer or its business or assets may collect, use and disclose personal information as described in this Subscription Agreement. The Purchaser acknowledges that the Issuer and the Underwriters or their intermediaries may be located outside of Canada, and personal information may be transferred and/or processed outside of Canada for the purposes described above, and that measures the Issuer and the Underwriters may use to protect personal information while handled by agents, intermediaries or other third parties on their behalf, and personal information otherwise disclosed or transferred outside of Canada for the purposes described above, are subject to legal requirements in foreign countries applicable to the Issuer, the Underwriters or such third parties, for example lawful requirements to disclose personal information to government authorities in those countries.

10.2 If the Purchaser is resident in, or otherwise subject to the applicable securities legislation of Ontario and/or British Columbia, the Purchaser acknowledges (i) the delivery to the Ontario Securities Commission and British Columbia Securities Commission, as applicable, of the Purchaser's full name, residential address and telephone number, the number and type of securities purchased by the Purchaser, the total purchase price, the exemption relied on, and the date of distribution, (ii) that such information is being collected indirectly by the Ontario Securities Commission and British Columbia Securities Commission, as applicable, under the authority granted to it in securities legislation, (iii) that such information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario and British Columbia, and (iv) that the Administrative Support Clerk at the Ontario Securities Commission, 20 Queen Street West, 22nd Floor, Toronto, Ontario M5H 3S8, telephone (416) 593-3684 and the British Columbia Securities Commission, by mail to Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1L2, or by telephone at (604) 899-6500 or 1-800-373-6393 can be contacted to answer questions about the Ontario and British Columbia Securities Commissions' indirect collection of such information. The Purchaser hereby authorizes the indirect collection of such information by the Ontario and British Columbia Securities Commissions.

11. Commission to the Underwriters

The Purchaser understands that in connection with the Offering, except for the President's List (as defined below) the Underwriters will receive from the Issuer on Closing, a cash commission equal to 6.0% of the gross proceeds from the issuance of the Purchased Securities, except thatll Purchased Securities sold to Purchasers identified by the Issuer (the "President's List"), up to a maximum of $1.0 million of Purchased Securities, will be subject to a reduced fee, being a cash commission of 3.0% of the gross proceeds from the issuance of the Purchased Securities sold to Purchasers under the President's List. No other fee or commission is payable by the Issuer in connection with the completion of the Offering.

12. Governing Law

This Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Purchaser hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Subscription Agreement.

13. Costs

All costs and expenses incurred by the Purchaser, including, without limitation, legal fees and disbursements relating to the purchase by the Purchaser of the FT Shares, shall be borne by the Purchaser.

14. Entire Agreement

Except as contemplated hereby with respect to the Underwriting Agreement, this Subscription Agreement, including the Schedules hereto, constitutes the entire agreement between the parties hereto with respect to the transactions contemplated herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than those expressly set forth in this Subscription Agreement and contemplated hereby with respect to the Underwriting Agreement.

15. Amendments and Waivers

No amendment to this Subscription Agreement will be valid or binding unless set forth in writing and duly executed by the parties hereto. No waiver of any breach of any provision of this Subscription Agreement will be effective or binding unless made in writing and signed by the waiving party.

16. Assignment

This Subscription Agreement may not be assigned by the Issuer and may only be transferred or assigned by the Purchaser: (i) subject to compliance with applicable Securities Law, and (ii) with the prior written consent of the Issuer.

17. Enurement

This Subscription Agreement shall enure to the benefit of and be binding on the Issuer, the Purchaser and their respective heirs, administrators, executors, successors and permitted assigns.

18. Language

The parties hereto confirm their express wish that this Subscription Agreement and all documents and agreements directly or indirectly relating hereto be drawn up in the English language. Les parties reconnaissent leur volonté expresse que la présente ainsi que tous les documents et contrats s'y rattachant directmente ou indirectmente soient rédigés en anglais.

19. Time of Essence

Time shall be of the essence of this Subscription Agreement in all respects.

20. Electronic Deliveries and Counterparts

The Issuer and the Underwriters shall be entitled to rely on electronic delivery of a copy of this Subscription Agreement executed by the Purchaser, and acceptance by the Issuer of such executed Subscription Agreement shall be legally effective to create a valid and binding agreement between the Purchaser and the Issuer in accordance with the terms hereof. In addition, this Subscription Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same document.

21. Extended Meanings and Headings

In this Subscription Agreement words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, partnerships, associations, trusts and unincorporated associations. The headings contained herein are for convenience of reference only and shall not affect the construction or interpretation hereof.

22. Severability

If one or more of the provisions contained in this Subscription Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality or enforceability of the remaining provisions hereof shall not be affected or impaired thereby. Each of the provisions of this Subscription Agreement is hereby declared to be separate and distinct.

23. Notices

All notices or other communications to be given hereunder shall be delivered by hand or by telecopier or electronic mail, and if delivered by hand, shall be deemed to have been given on the date of delivery or, if sent by telecopier or electronic mail, on the date of transmission if sent before 2:00 p.m. (Vancouver time) and such day is a Business Day or, if not, on the first Business Day following the date of transmission.

Notices to the Issuer shall be addressed to:

Fury Gold Mines Limited
1630-1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Attention: [REDACTED]
Email:[REDACTED]

with a copy to:

McMillan LLP
1055 W Georgia St #1500
Vancouver, BC V6E 4N7

Attention: [REDACTED]
Email: [REDACTED]

Notices to the Purchaser shall be addressed to the address of the Purchaser set out on the execution pages hereof, with a copy to the Underwriters c/o:

Haywood Securities Inc.
200 Burrard St Suite 700
Vancouver, BC V6C 3L6

Attention: [REDACTED]
Email: [REDACTED]

with a copy to:

Osler, Hoskin & Harcourt LLP
1055 West Hastings Street
Suite 1700, The Guinness Tower
Vancouver BC V6E 2E9

Attention: [REDACTED]
Email: [REDACTED]

Either the Issuer, the Purchaser or the Underwriters may change their respective address for service aforesaid by notice in writing to the other party hereto specifying its new address for service hereunder.

24. Currency

All references to currency herein are to lawful money of Canada.

25. Further Assurances

Each of the parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the closing of the transactions contemplated hereby, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Subscription Agreement.

SCHEDULE "A"

Terms and Conditions Governing FT Shares

WHEREAS:

A. Fury Gold Mines Limited (the "Issuer") common shares are listed on the TSX and NYSE American;

B. The Issuer is a "principal-business corporation" as defined in subsection 66(15) of the Tax Act;

C. It is the intention of the Issuer to carry out or participate in the Exploration Program;

D. The expenses incurred in performing the Exploration Program will be Qualifying Expenses; and

E. The Issuer has agreed to apply the Flow-Through Funds to carry out the Exploration Program and to incur and renounce the Qualifying Expenses associated therewith to the Purchaser in accordance with the terms of the Subscription Agreement.

1. DEFINITIONS

1.1 In this Schedule "A", the following words have the following meanings unless otherwise indicated:

(a) "Canadian Exploration Expenses" or "CEE" means an expense described in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act, or that would be described in paragraph (h) of that definition if the references therein to "paragraphs (a) to (d) and (f) to (g.4)" were a reference to "paragraph (f)", other than amounts which are (i) prescribed to be "Canadian exploration and development overhead expenses" for the purposes of paragraph 66(12.6)(b) of the Tax Act, (ii) Canadian exploration expenses to the extent of the amount of any assistance described in paragraph 66(12.6)(a) of the Tax Act, (iii) the cost of acquiring or obtaining the use of seismic data described in paragraph 66(12.6)(b.1) of the Tax Act, or (iv) any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of the term "expense" in subsection 66(15) of the Tax Act. With respect to a Purchaser that is a Quebec Resident, it also means the expenses described in paragraph 395(c) of the QTA, or that would be described in paragraph (d) in that section if the references therein to "paragraphs (a) to (b.1) and (c) to (c.5)" were a reference to "paragraph (c)", excluding (i) Canadian exploration expenses to the extent of the amount of any assistance described in paragraph 359.2(a) of the QTA, (ii) amounts which are prescribed to constitute "Canadian exploration and development overhead expense" for purposes of subsection 359.2(b) of the QTA, (iii) any expenditures described in paragraph 359.2(b.1) of the QTA, and (iv) any expenses for prepaid services or rent that do not qualify in the definition of "outlay" or "expense" in paragraph 359(a) of the QTA;

(b) "Closing" has the meaning set forth in section 4.1 of the Subscription Agreement;

(c) "Closing Date" has the meaning set forth in section 4.1 of the Subscription Agreement;

(d) "CRA" means the Canada Revenue Agency;

(e) "Exploration Program" means an exploration program on the Property for the purpose of determining the existence, location, extent and quality of the Mineral Resources;

(f) "Final Closing" means the last closing under the Offering;

(g) "Flow-Through Funds" means the aggregate funds allocated and received by the Issuer from a Purchaser for the purchase of FT Shares;

(h) "Follow-On Transaction" has the meaning set out in Subsection 5(dd) of the Subscription Agreement;

(i) "Flow Through Mining Expenditures" means "flow-through mining expenditures" within the meaning of subsection 127(9) of the Tax Act to the extent such expenditures are incurred or deemed to have been incurred on or before December 31 of the Closing Year and, for greater certainty, those expenditures will be incurred by conducting mining exploration activities in Canada from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a "mineral resource" (as that expression is defined in the Tax Act) which is notably a base or precious metal deposit, or a mineral deposit in respect of which:

(i) the federal Minister of Natural Resources has certified that the principal mineral extracted is an industrial mineral contained in a non-bedded deposit,

(ii) the principal mineral extracted is ammonite gemstone, calcium chloride, diamond, gypsum, halite, kaolin or sylvite, or

(iii) the principal mineral extracted is silica that is extracted from sandstone or quartzite;

and which is not an expense in respect of:

(iv) trenching, if one of the purposes of the trenching is to carry out preliminary sampling (other than Specified Sampling),

(v) digging test pits (other than digging test pits for the purpose of carrying out Specified Sampling), or

(vi) preliminary sampling (other than Specified Sampling);

(j) "Notice Requirement" has the meaning set out in paragraph 5.1 below;

(k) "Property" means all current and future rights and interests of the Issuer and/or its subsidiaries to explore, develop or mine for Mineral Resources in the province of Quebec, Canada;

(l) "QRA" means Revenu Québec;

(m) "QTA" means the Taxation Act (Québec), R.S.Q. c. I-3, together with any and allregulations promulgated thereunder, and as amended, re-enacted or replaced from time to time, and including, where applicable, any specific proposals to amend the said Act or regulations that have been publicly announced by the Ministre des Finances (Québec) prior to the date hereof;

(n) "Qualifying Expenses" means expenses that are Canadian Exploration Expenses and that when renounced to the Purchaser or where the Purchaser is a partnership, for the members of the partnership, will qualify as Flow-Through Mining Expenditures;

(o) "Québec Resident" means an individual that is resident in Québec for the purposes of the QTA on December 31, 2023 or otherwise liable to pay income tax in the Province of Québec for the taxation year ending on December 31, 2023, or to a partnership of which such individual is a member; and

(p) "Tax Act" means the Income Tax Act (Canada) as amended from time to time.

1.2 In this Schedule "A",

(a) unless otherwise specified, currencies are indicated in Canadian dollars;

(b) other words and phrases that are capitalized have the meaning assigned in the remainder of the Subscription Agreement; and

(c) any reference to a word or term defined in the Tax Act shall include, for the purposes of Québec income taxation, a reference to the equivalent word or term defined in the QTA, if any. Any reference to the Tax Act or a provision thereof shall include, for the purposes of Québec income taxation, a reference to the QTA or the equivalent provision thereof, if any.

2. REPRESENTATIONS, WARRANTIES AND COVENANTS

2.1 The Purchaser acknowledges that notwithstanding any other provisions of the Subscription Agreement:

(a) if:

(i) either the Purchaser or the Issuer has not executed the Subscription Agreement, or

(ii) the Purchaser has not paid the Flow-Through Funds to the Issuer on or before December 31, 2023, the Purchaser will not be entitled to have any Qualifying Expenses which are incurred after 2023 renounced to the Purchaser effective December 31, 2023 pursuant to the provisions of Section 6 below and, as a result, the Purchaser:

(iii) may be subject to increased tax liabilities for 2023; and

(iv) may be required to file appropriate amendments to the Purchaser's income tax return for 2023 and other years.

2.2 The Purchaser represents, warrants and covenants that:

(a) the Purchaser (or, if applicable, the Disclosed Principal) is at arm's length (as that term is used in the Tax Act) with the Issuer and, notwithstanding the fulfillment or non-fulfillment of the Notice Requirement pursuant to paragraph 8.1 below, the Purchaser (or, if applicable, the Disclosed Principal) acknowledges that, if at any time during 2024:

(i) the Purchaser (or, if applicable, the Disclosed Principal) is not at arm's length with the Issuer and the Issuer renounces Qualifying Expenses it incurs or plans to incur pursuant to paragraph 9.1(a) below, notwithstanding the provisions of that paragraph, the renunciation will not be effective December 31, 2023 for any Qualifying Expenses incurred after December 31, 2023, but may instead be effective in 2024 and, as a result, the Purchaser (or, if applicable, the Disclosed Principal):

(A) may be subject to increased income tax liabilities for 2023; and

(B) may be required to file appropriate amendments to the Purchaser's (or, if applicable, the Disclosed Principal's) income tax return for 2023 and other years.

(b) the Purchaser (or, if applicable, the Disclosed Principal) has been advised to consult its own legal and tax advisors with respect to applicable resale restrictions and tax considerations, and it (or, if applicable, the Disclosed Principal) is solely responsible for compliance with applicable resale restrictions and applicable tax legislation; and

(c) neither the Purchaser, nor any Disclosed Principal for whom the Purchaser is contracting hereunder, as the case may be, has or will enter into an agreement, understanding, undertaking or arrangement (other than this Subscription Agreement), which will cause the FT Shares to be "prescribed shares" for the purposes of section 6202.1 of the regulations to the Tax Act;

(d) the Issuer shall not be liable or responsible for any breach of any covenant or representation given in this Agreement if the FT Shares are prescribed shares as a result of any transaction or other agreement entered into by the Purchaser other than this Agreement;

(e) if the Purchaser, or any Disclosed Principal for whom the Purchaser is contracting hereunder, is a corporation, trust or partnership, it does not and will not have, in respect of a renunciation of Qualifying Expenses hereunder, a "prohibited relationship" with the Issuer within the meaning of subsection 66(12.671) of the Tax Act; and

(f) the Purchaser agrees that the above representations and warranties in this subsection will be true and correct both as of the date of the Purchaser's execution of this Subscription Agreement and as of the Closing Date.

2.3 The Issuer represents, warrants and covenants that:

(a) the Issuer is, and at all material times will remain, a "principal-business corporation" within the meaning of subsection 66(15) of the Tax Act;

(b) but for any agreement, arrangement, undertaking, obligation or understanding towhich the Issuer is not a party or a Follow-On Transaction, the FT Shares will qualify as "flow-through shares" as defined in subsection 66(15) of the Tax Act and will not be prescribed shares as defined in section 6202.1 of the regulations to the Tax Act;

(c) the Issuer is and will continue to be both a "development corporation" as defined in section 363 of the QTA, and a "qualified corporation" as defined in sections 726.4.15 and 726.4.17.7 of the QTA, until such time as all of the Qualifying Expenses required to be renounced under this Subscription Agreement have been incurred (or deemed to be incurred) and validly renounced pursuant to the QTA;

(d) if the Issuer amalgamates with any one or more companies, any shares issued to or held by the Purchaser as a replacement for the FT Shares as a result of such amalgamation will, but for any agreement, arrangement, undertaking, obligation or understanding to which the Issuer is not a party or a Follow-On Transaction, qualify (by virtue of subsection 87(4.4) of the Tax Act) as "flow-through shares" as defined in subsection 66(15) of the Tax Act and in particular will not be prescribed shares as defined in section 6202.1 of the regulations to the Tax Act;

(e) the Issuer will incur or be deemed to incur expenses which are Qualifying Expenses in an amount which equals the Flow-Through Funds, renounce that amount to the Purchaser and otherwise comply with its obligations as set forth in this Schedule "A";

(f) the Issuer will not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenses to the Purchaser in an amount equal to the Flow-Through Funds;

(g) the Qualifying Expenses to be renounced by the Issuer to the Purchaser would be deductible by the Issuer in computing its income for the purposes of Part I of the Tax Act but for the renunciation to the Purchaser, and will not include any amount that has been previously renounced by the Issuer to the Purchaser or any other person;

(h) the Issuer has no reason to believe that it will be unable to incur, during the period that begins on the Closing Date and ends on December 31, 2024, an amount equal to the aggregate proceeds received from the issuance of the FT Shares, or that it will be unable to renounce to the Purchaser effective on or before December 31, 2023, Qualifying Expenses in an aggregate amount equal to the Flow-Through Funds; and

(i) the Issuer agrees that the above representations and warranties in this subsection will be true and correct both as of the date of the Issuer's execution of this Subscription Agreement and as of the Closing Date.

2.4 The representations and warranties contained in this Section will survive the Closing.

3. ISSUE OF FT SHARES

Following receipt by the Issuer of the Flow-Through Funds from the Purchaser and on acceptance of the Subscription Agreement by the Issuer, the Issuer will, in accordance with the Subscription Agreement, issue to the Purchaser the number of FT Shares subscribed and paid for by the Purchaser.

4. ADDITIONAL PURCHASERS TO PARTICIPATE IN EXPLORATION PROGRAM

The Issuer will expend each Purchaser's exploration accounts in the order of:

(a) the reference date of the private placement "flow through" subscription agreements entered into for such private placements; and

(b) the date of closing of such public offering,

such that the subscription funds from the oldest "flow through" financing will always be spent first and renunciation made in respect of such expenditures before any renunciations are made in respect of any Qualifying Expenses that are financed from subsequent "flow through" financings.

If the Issuer is required under the Tax Act or otherwise to reduce Qualifying Expenses previously renounced to the Purchaser, unless the Purchaser agrees otherwise in writing and would otherwise be adversely affected, the reduction shall be made pro rata by the number of FT Shares issued or to be issued pursuant to this Subscription Agreement and any other agreements entered into by the Issuer on the Closing Date only after it has first reduced to the extent possible all Qualifying Expenses renounced to persons under any agreements entered into after the Closing Date.

5. ADDITIONAL DEDUCTIONS IN THE PROVINCE OF QUÉBEC

(a) The Issuer is and will continue to be a "qualified corporation", as such term is defined in sections 726.4.15 and 726.4.17.7 of the QTA, until such time as all the Qualifying Expenses required to be renounced under this Agreement have been incurred and validly renounced pursuant to the QTA;

(b) The Qualifying Expenses to be incurred in performing the Exploration Program will constitute:

(i) expenses which qualify for inclusion in the "exploration base relating to certain Québec exploration expenses" within the meaning contained in section 726.4.10 of the QTA; and

(ii) expenses which qualify for inclusion in the "exploration base relating to certain Québec surface mining expenses or oil and gas exploration expenses" within the meaning contained in section 726.4.17.2 of the QTA.

6. ACKNOWLEDGMENT OF NON-QUÉBEC PURCHASER

If the Purchaser is not a Québec Resident, such Purchaser acknowledges that although the expenses incurred in performing the Exploration Program will qualify as Qualifying Expenses under the Tax Act, such Purchaser will not be entitled to any additional deductions available to Quebec Residents under the QTA.

7. SCHEDULE FOR INCURRING QUALIFYING EXPENSES

7.1 Unless the Purchaser gives notice to the Issuer or the Issuer gives notice to the Purchaser to the contrary (the "Notice Requirement") during the period of time described in section 8.1, for the purposes of the Subscription Agreement the Issuer will assume that the Purchaser will be dealing with the Issuer at "arm's length", as that term is used in the Tax Act.

7.2 The Issuer will expend, directly or indirectly, an amount equal to the Flow-Through Funds on Qualifying Expenses on or before December 31, 2024.

8. ISSUER TO RENOUNCE QUALIFYING EXPENSES IN FAVOUR OF PURCHASER

8.1 Subject to the provisions of paragraph 8.2, the Issuer will, within the times set out below and in accordance with the provisions of subsections 66(12.6) and 66(12.66) of the Tax Act, take all necessary steps to renounce, in favour of the Purchaser, the amount of the Qualifying Expenses under the Exploration Program during the periods specified below less the amount, if any, of the assistance, as that latter term is defined in subsection 66(15) of the Tax Act, that the Issuer received or may reasonably be expected to receive in respect of such Qualifying Expenses:

(a) if the Notice Requirement has not been fulfilled prior to March 31, 2024, the Issuer will renounce, effective December 31, 2023:

(i) the Qualifying Expenses it has incurred, or been deemed to have incurred, between the date of Closing and December 31, 2023, and

(ii) the Qualifying Expenses it has incurred, or been deemed to have incurred, or plans to incur, or be deemed to have incurred, in 2024.

(b) if the Notice Requirement has been fulfilled prior to March 31, 2023, the Issuer will renounce:

(i) on before March 31, 2024, effective December 31, 2023, Qualifying Expenses it has incurred, or been deemed to have incurred, between the date of Closing and December 31, 2023, and

(ii) on or before March 31, 2025, the Qualifying Expenses it has incurred, or been deemed to have incurred in 2024.

8.2 The aggregate Qualifying Expenses renounced to the Purchaser will not exceed the aggregate consideration paid by the Purchaser for the FT Shares.

8.3 The Issuer acknowledges that it is not now entitled to receive any assistance, as defined in the Tax Act, in respect of Qualifying Expenses. If the Issuer has received, is entitled to receive, or may reasonably be expected to receive, assistance at any time that may reasonably be related to the Qualifying Expenses which could otherwise affect the amount that could be renounced pursuant to the terms of this Subscription Agreement, the Issuer will incur additional Qualifying Expenses using funds from other sources in an amount equal to any such assistance, such that the aggregate Qualifying Expenses renounced to the Purchaser pursuant to the terms of the Subscription Agreement will not be less than nor exceed the consideration paid by the Purchaser for the FT Shares.

8.4 If the Issuer does not renounce to the Purchaser Qualifying Expenses in an amount equal to the Flow-Through Funds, the Issuer shall indemnify and hold harmless the Purchaser and each of the partners thereof if the Purchaser is a partnership or a limited partnership (for the purposes of this paragraph each an "Indemnified Person") as to, and pay to the Indemnified Person on or before the 20th Business Day following the date the amount is definitively determined but in any event no later than July 1, 2024, an amount equal to the amount of any tax (as referenced in paragraph (c) of the definition of an "excluded obligation" in subparagraph 6202.1(5) of the regulations to the Tax Act) payable under theTax Act (and under any corresponding provincial legislation) by any Indemnified Person as a consequence of such failure. In the event that the amount renounced by the Issuer to the Purchaser is reduced pursuant to subsection 66(12.73) of the Tax Act (or under any corresponding provisions of the provincial legislation), the Issuer shall indemnify and hold harmless each Indemnified Person as to, and pay to the Indemnified Person on or before the 20th Business Day following the receipt by the Issuer of a copy of the notice of assessment or reassessment issued by the CRA to the Purchaser pursuant to which such amount of tax is determined, an amount equal to the amount of any tax (as referenced in paragraph (c) of the definition of an "excluded obligation" in subparagraph 6202.1(5) of the regulations to the Tax Act) payable under the Tax Act (and under any corresponding provincial legislation) by the Indemnified Person as a consequence of such reduction, provided that nothing in this paragraph shall derogate from any rights or remedies the Purchaser may have at common law with respect to liabilities other than those payable under the Tax Act and any corresponding provincial legislation. To the extent that any person entitled to be indemnified hereunder is not a party to this Subscription Agreement, the Purchaser shall obtain and hold the rights and benefits of this Subscription Agreement in trust for, and on behalf of, such person and such person shall be entitled to enforce the provisions of this section notwithstanding that such person is not a party to this Subscription Agreement. Notwithstanding the foregoing, this indemnity shall have no force or effect (a) to the extent that such indemnity, recourse or rights of action would otherwise cause the FT Shares to be "prescribed shares" as defined in section 6202.1 of the regulations to the Tax Act, or (b) if the Purchaser, or any Disclosed Principal for whom it is contracting hereunder, as the case may be, participates in a Follow-On Transaction.

9. ISSUER TO FILE PRESCRIBED FORM IN RESPECT OF RENUNCIATION WITH THE CRA AND, WHERE APPLICABLE, THE QRA

The Issuer will file, in respect of each renunciation made pursuant to the Subscription Agreement, before the last day of the month following the date of making such renunciation, such information returns with CRA as are prescribed by subsection 66(12.7) of the Tax Act, and for a Purchaser that is a Quebec Resident, file with the QRA the forms prescribed under subsection 359.12 of the QTA, and will send concurrently a copy of such information returns to the Purchaser.

10. ISSUER TO FILE COPY OF SUBSCRIPTION AGREEMENT WITH THE CANADA REVENUE AGENCY

The Issuer will file, together with a copy of the Subscription Agreement, the prescribed form referred to in subsection 66(12.68) of the Tax Act with the CRA on or before the last day of the month following the earlier of:

(a) the month in which the Subscription Agreement is entered into; and

(b) the month in which the Subscription Agreement is first delivered to a potential investor pursuant to the Offering.

11. ISSUER TO FILE PART XII.6 RETURN WITH CRA

The Issuer will file, before March 1st of the year following a particular year, any return required to be filed under Part XII.6 of the Tax Act in respect of the particular year, and will pay any tax or other amount owing in respect of that return on a timely basis.

12. ISSUER TO FILE PRESCRIBED FORM WITH CRA

Where an amount that the Issuer has purported to renounce to the Purchaser effective no later than December 31 of a particular year exceeds the amount that it can renounce on that effective date because it did not actually incur Qualifying Expenditures within the time period required by the Tax Act (the "Particular Time Period"), and if at the end of the Particular Time Period the Issuer knew or ought to have known of all or part of such excess renunciation, the Issuer will file a statement in prescribed form before March of the year following the particular year, all as required by subsection 66(12.73) of the Tax Act. A copy of such statement will be sent concurrently to the Purchaser.

13. NO RENUNCIATION TO THIRD PARTIES, AND ALLOCATION OF RENOUNCED AMOUNTS

The Issuer will not renounce any Qualifying Expenses in respect of its Exploration Program in favour of any person other than the Purchaser and the other Purchasers who participate in the Offering of which the Subscription Agreement is a part. For the purpose of determining the extent to which the Flow-Through Funds received by the Issuer from the Purchaser have been the subject of renunciation under the Tax Act, the total amount expended on Qualifying Expenses will be allocated among the Purchaser and the other Purchasers who participate in the Offering of which the Subscription Agreement is a part on the Closing Date, on a basis pro rata to the relative amounts of their respective contributions of flow-through funds, and as set forth in the information returns required by subsection 66(12.7) of the Tax Act.

14. ISSUER NOT TO CLAIM A DEDUCTION OR CREDIT IN RESPECT OF RENOUNCED QUALIFYING EXPENSES

The Issuer acknowledges that it has no right to claim any deduction or credit for Canadian Exploration Expenses, or depletion of any sort, in respect of any Qualifying Expenses that the Issuer renounces in favour of the Purchaser pursuant to the Subscription Agreement and covenants not to claim any such deduction or credit when preparing its tax returns from time to time.

15. ISSUER ACCOUNTS AND INCOME TAX FILINGS

The Issuer will maintain proper accounting books and records, and will make all income tax filings as and when required under the Tax Act, relating to the Qualifying Expenses it incurs and renounces pursuant to the Subscription Agreement.

The Issuer will deliver to the Purchaser at the Purchaser's address set forth in the Subscription Agreement a statement and all prescribed forms setting forth the aggregate amount of Qualifying Expenses, no later than March 1, 2024, with respect to FT Shares.

16. NO DISSEMINATION OF CONFIDENTIAL INFORMATION

The Issuer will be entitled to hold confidential all exploration information relating to any program on which any portion of the Flow-Through Funds is expended pursuant to the Subscription Agreement and it will not be obligated to make such information available to the Purchaser except in the manner and at such time as it makes any such information available to its shareholders or to the public pursuant to the rules and policies of any stock exchange or laws, regulations or policies of any jurisdiction in Canada.

17. REVISION OF EXPLORATION PROGRAM

While it is the present intention of the Issuer to undertake the Exploration Program, it is the nature of mining exploration that data and information acquired during the conduct of an exploration program may alter the initially proposed program of exploration and the Issuer expressly reserves the right to alter the Exploration Program on the advice of its technical staff or consultants and further reserves the right to substitute other exploration programs on which to expend part of the Flow-Through Funds, provided such programs entail the incurrence and renunciation of Qualifying Expenses in the amounts and within the time otherwise provided for in this Subscription Agreement.

18. OTHER FT SHARE SALES

The Purchaser acknowledges that there may be other sales of flow-through shares, some or all of which may occur after the acquisition of the FT Shares by the Purchaser. The Purchaser further acknowledges that there is a risk that insufficient funds may be raised from the sale of the FT Shares to fund the Issuer's objectives, if any, and that it is possible that no flow-through shares may be purchased after the Purchaser has done so.